SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2020

with Independent Auditor’s Report

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Financial Statements

December 31, 2019

Contents

Management’s report	01
Comments on business forecast trends	06
Report of the statutory audit committee (CAE)	09
Report of the Fiscal Council	11
Executive Officers’ Statement on Income Statements	12
Executive Officers’ Statement on the Independent Auditor’s Report	13
Independent Auditor’s Report on the Individual and Consolidated Financial Statements	14

Statements of financial position	19
Statements of operations	20
Statements of comprehensive income	21
Statement of changes in equity	23
Statement of cash flows	24
Statements of value added	26
Notes on the financial statements	27

Management’s report

On January 15, 2021, GOL celebrated its 20th anniversary, with over 500 million Customers transported over the course of its history. During these two decades of continuous innovation, GOL has transformed the history of commercial aviation in Brazil and popularized high-quality air travel, a journey that has made it the leader in Brazilian domestic market for the fifth consecutive year, with a market share of 38%. GOL has operated over 4.2 million flights to destinations in Brazil, Latin America, the Caribbean and the United States, while its fleet expanded from 13 aircraft in January/2001 to 128 today.

“This story is written every day by our Team of Eagles, comprised of thousands of people who dedicate themselves to GOL. Once again, we would like to thank our Employees for their continued loyalty, dedication and proactiveness, which are fundamental to GOL’s success. Even more so throughout this pandemic, when the hard work of our Team of Eagles provided an essential service to Brazilians, transported health professionals and is now helping to distribute the vaccine. We are proud that this is the result of developing an intelligent airline committed to efficiency. The democratization of air transportation will always be our trademark and it drives us to continue to broaden our horizons,” added Kakinoff.

Customer experience and personal Safety: GOL’s Net Promoter Score (NPS) was 34 in the quarter and 38 in FY20, a solid metric of the winning combination of the Company’s best-in-market product and highly engaged Customer service team. GOL won the Top of Mind award for the fifth consecutive year as the most remembered airline in the country.

“The reputation of GOL among our Customers attests to our ability to adapt in the face of a global crisis that has fully reshaped the commercial airline sector. Without a doubt, this award has made the entire Team of Eagles proud,” commented Kakinoff. “We believe that maintaining consumer trust will be important both during and after the pandemic as Customers will choose to fly with airlines that have a strong track record of Service and Safety.”

Sustainability as a strategic driver: Through its Sustainability Policy, the Company has established a strategy for strengthening its environmental, social and governance practices. In 2020, GOL was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that the Company has developed a consistent environmental policy and is fulfilling its responsibilities.

During the pandemic, GOL is also supporting important health and social initiatives, including the free transportation of Health Professionals flying for work, free transportation of medicine and making its network available to government entities for the roll-out of vaccines. In 2020, the Company partnered with Albert Einstein Hospital, a leading authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying its already strict hygiene measures against the spread of coronavirus in aircraft and airports. GOL is the first and only company in Brazil to obtain the Einstein Covid-19 Quality and Safety Standards seal of approval.

Sales: In the fourth quarter, consolidated gross sales reached approximately R$2.5 billion, 44% more than in 3Q20. GOL’s average daily sales exceeded R$27 million, which represents around 80% of pre-pandemic sales levels. With additional flights in December, passenger revenue increased 91% over 3Q20. In November, the Company’s Black Friday campaign resulted in the sale of over half a million tickets.

Kakinoff commented: “We saw a substantial spike in sales during the fourth quarter as passengers returned to the skies. We know the recovery won’t be linear, but this indicates how rapidly demand could return as the vaccine roll-out progresses in Brazil. We are prepared to meet that demand with our flexible, low-cost operating model.”

The Ministry of Health of Brazil expects to have 576 million doses of vaccines against Covid-19 by the end of this year, according to a document presented at a federal hearing in the Senate on March 4, 2021. Of these, 415 million have already been contracted, while 161 million are under negotiation. The forecast includes the Oxford-AstraZeneca, CoronaVac, Covaxin, Sputnik V, Johnson&Johnson Janssen, Pfizer-BioNTech and Moderna vaccines. The estimate also includes nine million doses received by the Covax consortium. Some of these vaccines have not yet obtained registration or approval for emergency use by Anvisa (Brazil's Health Regulatory Agency). The Ministry of Health foresees that all Brazilians can be vaccinated by the end of 2021.

Capacity: The Company maintains solid position in the main Brazilian commercial airports due to its established network and with main hubs at GRU, GIG, BSB and FOR. In addition, in July/20, GOL established a new hub in Salvador, through which the Company can explore new regional markets together with its strategic partners.

1

Celso complemented: “Capacity adjustment based on demand has always been a competitive advantage of the Company’s fleet management, enabling us to maintain significant flexibility to response to major traffic trends. We do not face the same concerns as our competitors with fleet complexity or exposure to large aircraft exclusively for the international market. During the pandemic, we continued to lead the industry in capacity management, maintaining high load factors consistent with the pre-pandemic period.”

Adjustments of network and fleet: Compared to 3Q20, daily flights doubled to 403 in 4Q20, serving 177 markets and representing 54% of the daily flights in 4Q19. 166 of those markets are operated by the Company and 11 are operated by GOL partners. GOL reopened six bases in Brazil this quarter: Carajás (CKS), Fernando de Noronha (FEN), Cruzeiro do Sul (CZS), Jericoacoara (JJD), Caldas Novas (CLV) and Cabo Frio (CFB). As a result, during the fourth quarter GOL once again operated all of the domestic network bases that were operating before the pandemic. The Company remains attentive to rulings issued by governments of other countries and demand behavior in order to guide when to operate its international network. The Company concluded its 2020 fleet plan adjustments and ended December with a total fleet of 127 B737s, including seven MAX and 95 aircraft in operation, an increase of 24 aircraft compared to the end of September/20.

Liquidity and financial obligations: In 2020, GOL’s Management fully honored its commitments to the global capital markets, including the amortization of its 2022 Senior Notes (US$78 million in 1Q20), and its Term Loan B in the amount US$300 million in 3Q20. During 4Q20, the Company amortized approximately R$1 billion in financial debt, significantly reducing its short-term debt, which is primarily concentrated with local banks with which GOL maintains good relationships. Including the financeable amounts of deposits and unencumbered assets, the Company’s potential liquidity sources total over R$5 billion. The average maturity of the GOL’s long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

“Even during this very challenging year, we kept our liability management discipline and addressed all the relevant financial obligations provided for in our cash flow. We ended 2020 by significantly reducing our short-term debt and have strengthened our solid partnership with the main providers of working capital. Our new secured debt program also shows that the Company’s decision to wait for the best moment and cost in accessing capital was correct and aligned with value creation, increasing financial flexibility and reinforcing capital structure,” said Richard Lark, CFO. “Our financial management since the beginning of this pandemic reflects GOL’s commitment to having a sound capital structure and our focus on minimizing costs and strengthening the balance sheet as we manage through to a greater recovery.”

Proposal to Combine GLA and Smiles: In December, GOL and GLA (GOL Linhas Aéreas) submitted to Smiles’ Board of Directors a new proposal to combine the Company’s two operating subsidiaries, GLA, the largest domestic airline in Brazil, and Smiles, the loyalty and mileage program. With greater visibility on what is required to more efficiently manage its businesses, GOL believes the proposed transaction is an important milestone to maximize future value for both the Company and Smiles’ shareholders by increasing the GOL Group’s market competitiveness. As the Company manages through a challenging operating environment in Brazil, GOL believes the current situation makes the successful conclusion of this transaction even more critical for both companies and will reduce the risks both companies are facing during the pandemic. The proposed corporate merger has been submitted to the Company and Smiles’ shareholders for approval at a shareholders meeting to be held on March 24th.

Kakinoff commented: “We believe that this reorganization will ensure the continued necessary competitiveness of the airline and the loyalty program, simplify governance, strengthen the combined capital structure, and decrease operating, administrative and financial costs, which also reduces tax inefficiencies – thereby maximizing value for all shareholders of the GOL Group.”

2

Operating and Financial Indicators
Traffic Data – GOL (in Millions)	4Q20	4Q19	% Var.	2020	2019	% Var.
RPK GOL – Total	6,242	10,807	-42.2%	20,127	41,862	-51.9%
RPK GOL –Domestic	6,242	9,630	-35.2%	18,837	36,391	-48.2%
RPK GOL – International	-	1,176	NM	1,290	5,472	-76.4%
ASK GOL – Total	7,698	13,257	-41.9%	25,142	51,065	-50.8%
ASK GOL – Domestic	7,698	11,667	-34.0%	23,358	43,897	-46.8%
ASK GOL – International	-	1,590	NM	1,784	7,168	-75.1%
GOL Load Factor – Total	81.1%	81.5%	-0.4 p.p.	80.1%	82.0%	-1.9 p.p.
GOL Load Factor – Domestic	81.1%	82.5%	-1.4 p.p.	80.6%	82.9%	-2.3 p.p.
GOL Load Factor – International	0.0%	74.0%	NM	72.3%	76.3%	-4.0 p.p.
Operating Data	4Q20	4Q19	% Var.	2020	2019	% Var.
Revenue Passengers - Pax on Board ('000)	5,199	9,660	-46.2%	16,776	36,445	-54.0%
Aircraft Utilization (Block Hours/Day)	8.9	12.2	-27.0%	9.6	12.3	-22.0%
Departures	37,088	68,228	-45.6%	124,528	259,377	-52.0%
Total Seats (‘000)	6,525	12,142	-46.3%	21,540	45,574	-52.7%
Average Stage Length (km)	1,167	1,089	7.2%	1,152	1,114	3.4%
Fuel Consumption (mm liters)	216	382	-43.5%	722	1,475	-51.1%
Full-time Employees (at Period End)	13,899	16,113	-13.7%	13,899	16,113	-13.7%
Average Operating Fleet(6)	91	117	-22.2%	71	113	-37.2%
On-time Departures	92.5%	86.2%	6.3 p.p.	93.7%	89.0%	4.7 p.p.
Flight Completion	99.2%	99.2%	0.0 p.p.	97.8%	98.1%	-0.3 p.p.
Passenger Complaints (per 1,000 pax)	0.56	0.88	-36.4%	0.92	1.12	-17.9%
Lost Baggage (per 1,000 pax)	2.07	2.08	-0.5%	2.10	2.09	0.5%
Financial Data	4Q20	4Q19	% Var.	2020	2019	% Var.
Net YIELD (R$ cents)	27.55	33.17	-16.9%	28.74	31.24	-8.0%
Net PRASK (R$ cents)	22.34	27.04	-17.4%	23.00	25.61	-10.2%
Net RASK (R$ cents)	24.57	28.69	-14.4%	25.34	27.15	-6.7%
CASK (R$ cents)(4)	26.44	21.10	25.3%	25.42	21.97	15.7%
CASK Ex-Fuel (R$ cents)(4)	19.00	13.49	40.8%	17.36	14.05	23.6%
Adjusted CASK(6)	20.06	21.10	-4.9%	19.51	21.97	-11.2%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	13.72	13.49	1.7%	12.33	14.05	-12.2%
Breakeven Load Factor(4)	87.2%	60.0%	27.2 p.p.	80.3%	66.3%	14.0 p.p.
Average Exchange Rate(1)	5.3921	4.1158	31.0%	5.1578	3.9461	30.7%
End of Period Exchange Rate(1)	5.1967	4.0307	28.9%	5.1967	4.0307	28.9%
WTI (Average per Barrel. US$)(2)	41.44	56.87	-27.1%	39.13	57.04	-31.4%
Price per Liter Fuel (R$)(3)	2.32	2.71	-14.4%	2.55	2.79	-8.6%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.28	0.49	-42.9%	0.28	0.50	-44.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (4Q20).

Domestic market

GOL’s domestic demand was 6,242 million RPK, a decrease by 35.2%, while ASK supply reduced 34.0% in comparison to 4Q19, and the load factor reached 81.1% in the quarter. The Company transported 5.2 million Clients during the quarter, a decrease of 43.3% compared with the same quarter in 2019. For the 5th consecutive year, GOL remains the leader in transporting passengers in Brazil.

International market

In 4Q20, the Company carried out non-regular charter flights for soccer teams and the Brazilian National Team in championships, related to its sponsorship of national teams. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company’s departures was 37,088, a decrease of 45.6% over 4Q19. The total number of seats available to the market was 6.5 million in the fourth quarter of 2020, a decrease of 46.3% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 17.4% in the quarter when compared to 4Q19, reaching 22.34 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 41.9% in the quarter. GOL’s net RASK was 24.57 cents (R$) in 4Q20, a decrease of 14.4% over 4Q19. Net yield decreased 16.9% over 4Q19, reaching 27.55 cents (R$).

3

Net revenue

Net revenue within the quarter increased by 37% from October to December. Quarterly net revenue totaled R$1.9 billion, representing a decrease of 50.3% when compared to 4Q19, mainly due to the reduction in demand following the adoption of the social distancing by Customers and the closing of borders as a way of containing the worldwide contamination by Covid-19. Despite the significant decrease in the number of flights operated, cargo transportation revenues had a lower level of decrease, at 12.1%, mainly due to the launch in the quarter of CHEGOL, a new fast and efficient delivery service. Loyalty program revenues decreased 16.6% compared to 4Q19. In 2020, GOL achieved net revenue of R$6.4 billion, a 54.0% reduction compared to 2019.

Operating results

Adjusted EBIT for the quarter was R$346.8 million. Operating margin was 18.3%. On an available seat-kilometer basis, adjusted EBIT was 4.51 cents (R$). In 2020, adjusted EBIT reached R$1,554.2 million, with a margin of 24.4%, an increase of 5.3 p.p.

Adjusted EBITDA totaled R$558.5 million in the period. Adjusted EBITDA per available seat-kilometer was 7.25 cents (R$). In 2020, adjusted EBITDA reached R$2,469.0 million, with a margin of 38.7%, an increase of 7.2 p.p.

EBIT and EBITDA reconciliation (R$ MM)*	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Income (Loss) before NCI(1)	234.5	747.6	-68.6%	(4,962.2)	691.6	NM
(-) Income Taxes	23.1	124.5	-81.4%	78.0	209.6	-62.8%
(-) Financial Result	(401.7)	134.1	NM	4,865.4	1,743.8	179.0%
EBIT(1)	(144.1)	1,006.2	NM	(18.8)	2,645.0	NM
EBIT Margin(1)	-7.6%	26.5%	NM	-0.3%	19.1%	NM
(-) Depreciation and Amortization	276.9	458.5	-39.6%	1,105.1	1,728.0	-36.0%
EBITDA(1)	132.8	1,464.7	-90.9%	1,086.3	4,373.0	-75.2%
EBITDA Margin(1)	7.0%	38.5%	-31.5 p.p.	17.0%	31.5%	-14.5 p.p.
Adjusted EBIT(2)	346.8	1,006.2	-65.5%	1,554.2	2,645.0	-41.2%
Adjusted EBIT Margin(2)	18.3%	26.5%	-8.2 p.p.	24.4%	19.1%	5.3 p.p.
Adjusted EBITDA(2)	558.5	1,464.7	-61.9%	2,469.0	4,373.0	-43.5%
Adjusted EBITDA Margin(2)	29.5%	38.5%	-9.0 p.p.	38.7%	31.5%	7.2 p.p.
EBITDA Calculation (R$ cents/ASK)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Revenues	24.57	28.69	-14.3%	25.34	27.15	-7.0%
Operating Expenses(1)	(26.44)	(21.10)	25.1%	(25.42)	(21.97)	15.5%
EBIT(1)	(1.87)	7.59	NM	(0.07)	5.18	NM
Depreciation and Amortization	(3.60)	(3.46)	2.9%	(4.40)	(3.38)	29.4%
EBITDA(1)	1.73	11.05	-84.5%	4.32	8.56	-50.0%
Adjusted EBIT(2)	4.51	7.59	-40.8%	6.18	5.18	19.2%
Adjusted EBITDA(2)	7.25	11.05	-33.6%	9.82	8.56	14.0%

(1) Excluding non-recurring expenses and related to fleet idleness. * In accordance with CVM Instruction n.527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values  may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels (3Q20).

Fleet

At the end of 4Q20, GOL's total fleet was 127 Boeing 737 aircraft, comprised of 120 NGs and seven (7) MAXs (operational). At the end of 4Q19, GOL's total fleet was 137 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 11.0 years at the end of 4Q20.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrowbody aircraft financed via operating leases.

Total Fleet at the End of Period	4Q20	4Q19	% Var.	3Q20	% Var.
B737s	127	137	-10	129	-2
B737-7 NG	23	24	-1	22	1
B737-8 NG	97	106	-9	100	-3
B737-8 MAX	7	7	0	7	0

4

As of Dec. 31, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company's fleet plan returns up to eleven (11) operational aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	129	132
Aircraft Commitments (R$ MM)	-	-	3,353.7	19,915.4	23,269.2

At the end of 4Q20, the Company concluded renegotiations for part of its aircraft and operating engine leasing contracts with no purchase option, which resulted in contractual modifications related to term extensions and new monthly amounts compared to the original terms of the contracts. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as a reduction in the lease liability in the amount of R$15.0 million, with a corresponding reduction in fixed assets of R$7.4 million and a gain of R$22.4 million in the operating result.

Relationship with Independent Auditors

When hiring services that are not related to external auditing from its independent auditors, Smiles bases its conduct on principles that preserve the auditor’s independence. Pursuant to internationally accepted standards, these principles consist of: (a) the auditors must not audit their own work, (b) the auditors must not execute managing functions for their clients and (c) the auditors must not represent their clients’ legal interests.

Based on the subparagraph III, article 2 of the CVM Instruction 381/2003, the Company adopts a formal procedure to hire services other than external auditing from our auditors, to consult its Audit Committee to ensure that those services shall not affect the independence and the objectivity, required for the independent audit performance. Additionally, formal statements are required from the auditors regarding their independence while providing such services.

The Company informs that its independent auditor for the period, Grant Thornton Auditores Independentes (“GT”) as the Company’s independent auditor for purposes of meeting the requirements of the CVM and Ernst & Young Auditores Independentes S.S. (“EY”) as the Company’s independent auditor for purposes of meeting the requirements of the U.S. Securities and Exchange Commission, did not provide additional services not related to auditing in the 2020 fiscal year.

5

Comments on business forecast trends

In 1Q21, the Company estimates an average operating fleet of 74 aircraft, which will represent 67% of the average fleet operated in the same quarter of 2019. Revenue for the quarter ended March 2021 is expected to decrease approximately 10% compared to the quarter ended December 2020.

GOL expects to end 1Q21 with R$1.9 billion in liquidity and R$14.3 billion in adjusted net debt. Several important initiatives are relevant to ensure that the Company maintains liquidity at expected levels in 1Q21.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	4Q20A	1Q21E (Previous)	1Q21E (Revised)
Brazil Quarterly GDP Growth[1] (%) Domestic Routes Served (average) % of 2019 Average Operating Fleet % of 2019 ASK (in million) % of 2019 Load Factor (%)	+2.4% ~161 94% ~91 77% ~7,698 58% ~81%	+3.0% ~167 85% ~102 92% ~9,400 76% ~78%	+1.0% ~159 81% ~74 67% ~7,100 55% ~82%
Net Operating Revenues (R$ BN) % of 2019 Capex (R$ MM) Net Cash Generation (Burn) (R$/day)	~1.9 50% ~62 ~3	~2.4 66% ~290 ~(2)	~1.7 52% ~100 ~(3)
Total Liquidity[2] (R$ BN) Net Debt[3] (R$ BN) Net Debt / LTM EBITDA Ratio[3,4] (x)	~2.6 ~13.0 ~5.3x	~2.5 ~13.1 ~8x	~1.9 ~14.3 ~17x

(1)           Sequential; Source: Brazilian Central Bank.

(2)           Cash and cash equivalents, restricted cash, accounts receivable, securities and receivables.

(3)           Excluding perpetual bonds and exchangeable notes.

(4)           Pro-forma, excluding non-operating expenses and depreciation.

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Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

7

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of Covid-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

8

Report of the Statutory Audit Committee (CAE)

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), with three independent members who are members of the Board of Directors and are elected by the board members annually. One of these members is qualified as a Financial Specialist. Under the terms of its charter, CAE’s main duties include supervising the quality and integrity of financial reports and statements, the compliance with legal, regulatory and statutory standards, the compliance with the processes related to risk management, policies and procedures for internal controls and the activities of the internal auditors. In addition, CAE supervises the work of the independent auditors, including their independence, the quality, and adequacy of the services provided, in addition to any differences of opinion with the management and approves the fees charged by them. Provides for the registration and exercise of independent audit activity within the scope of the Brazilian securities market (CVM), in addition to performing the function of Audit Committee, in compliance with the provisions of the Sarbanes Oxley Act, to which the Company is subject as a company registered with the Securities and Exchange Commission (“SEC”). Transactions with related parties, activities related to monitoring risks and compliance and the functioning of the complaints channel installed are also supervised by the CAE.

The activities carried out by CAE, through 6 meetings, for the year ended December 31, 2020, include:

•	The CAE coordinator established the agendas and chaired the CAE meetings;

•	Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the 2020 fiscal year;

•	Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit about improvements in the internal control environment are discussed with the responsible members of the management/board to implement continuous improvements.

•	Supervised and analyzed the effectiveness, quality, and integrity of the internal control mechanisms, in order, among others, to monitor the compliance with the provisions related to the integrity of the financial statements, including the quarterly earnings release and other interim statements;

•	Jointly supervised with the Management and the internal audit the agreements of different nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, to verify the compliance with the Company’s policies and controls in relation to the operations with related parties;

•	Gathered together with the independent auditors, KPMG Auditores Independentes, until the issue of the quarterly earnings release for the three-month period ended March 31, 2020, succeeded by Grant Thornton Auditores Independentes, for purposes of complying with CVM requirements, and by Ernst & Young Auditores Independentes, for purposes of complying with U.S. Securities and Exchange Commission requirements, having dealt with, among others, the following subjects: relationship and communication between CAE and the external auditors, scope of the auditors’ work, as well as the conclusions presented through the work plan of the Independent Auditors; and

•        Prepared CAE’s activity and operations report in 2020, following good corporate governance practices, as well as the applicable regulations.

9

Internal Control Systems

Based on the agenda defined for the 2020 fiscal year, CAE addressed the main issues related to the Company’s internal controls, evaluating the actions to mitigate risks and the commitment of the top management to its continuous improvement.

As a result of the meetings with the Company’s internal areas, the Statutory Audit Committee had the opportunity to offer suggestions to the Board of Directors to improve the processes, supervising the results already obtained in 2020.

Based on the work carried out throughout 2020, CAE believes that the internal control system of the Company and its subsidiaries is appropriate to the size and complexity of its business and structured to guarantee the efficiency of its operations, of the systems that generate financial reports, as well as the compliance with applicable internal and external standards.

Management of Corporate Risks

CAE members, within their legal duties and responsibilities, received information from the Management on the relevant corporate risks, including continuity risks, making their assessments and recommendations to increase the effectiveness of risk management processes, directly at meetings of the Board of Directors, contributing and ratifying the actions implemented in 2020.

Conclusion

CAE deemed the facts submitted to the body at the time of the work carried out and described in this Report to be appropriate, recommending, in its opinion, the approval of the Company’s audited financial statements for the year ended on December 31, 2020.

São Paulo, March 17, 2021.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

10

Report of the Fiscal Council

The Fiscal Council of Gol Linhas Aéreas Inteligentes S.A., within its legal and statutory duties, having examined the Management’s Report, the Statements of financial position, the statements of operations, the comprehensive income statement, the cash flow statement, the statement of changes in the shareholders’ equity, the statement of added value and the respective notes, individual and consolidated, related to the fiscal year ended on December 31, 2020, and accompanied by the independent auditors’ report, issues an opinion that the aforementioned pieces duly reflect the Company’s equity situation and economic-financial position on December 31, 2020, recognizing that they are able to be deliberate by the annual Shareholders’ Meeting.

São Paulo, March 17, 2021.

Renato Chiodaro

Chairman of the Fiscal Council

Marcelo Moraes

Member of the Fiscal Council

Marcela de Paiva

Member of the Fiscal Council

11

Executive Officers’ Statement on the Financial Statements

In compliance with the provisions of CVM Instruction 480/09, the officers state that they have discussed, reviewed and agreed with the financial statements for the year ended on December 31, 2020.

São Paulo, March 17, 2021.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

12

Executive Officers’ Statement on the Independent Auditor’s Report

In compliance with the provisions in CVM Instruction 480/09, the Board states that it has discussed, reviewed and agreed with the opinion issued by Grant Thornton Auditores Independentes in the independent auditor report on the parent company and consolidated financial statements for the year ended on December 31, 2020.

São Paulo, March 17, 2021.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

13

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on the individual and consolidated financial statements

To the Shareholders, Directors and Management of

GOL Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2020, and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2020, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2020, and its consolidated financial performance and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs).

Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

14

Significant uncertainty as to the ability to continue as a going concern

We draw attention to Note 2, which states that the individual and consolidated financial statements were prepared under the going concern. Additionally, as described in Note 1, the Company faced recurring reductions in operations during 2020 mainly due to the effects of the COVID-19 pandemic, with a significant decrease in demand (a 56% reduction in passengers revenues in 2020 compared to 2019), and recorded net working capital deficit and equity deficiency as of December 31, 2020, which, together with other events and conditions, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The plans and actions being developed by Management to restore the Company’s financial-economic balance and financial position are described in Note 1. The individual and consolidated financial statements do not include any adjustments that may arise from the result of such uncertainties. Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Significant uncertainty as to the ability to continue as a going concern” section, we determined that the matters below are the key audit matters that should be communicated in our report.

1. Passengers transport revenues (Notes 4.18.1, 8 and 29)

Why the matter was determined to be a key audit matter

As of December 31, 2020, the Company's passengers transportation revenues amounted to R$ 5,958 million, being recognized when the transportation service is provided. The process of recognizing this revenue is highly dependent on information technology systems, in addition to considering other complex aspects that may affect its recognition, such as the registration of tickets sold and not flown (and respective liabilities), among others. As a consequence, this matter was considered as a key audit matter and an area of focus in our audit due to its relevance in the context of the individual and consolidated financial statements, since the audit of passengers transport revenues, including the respective information generated by the environment of information technology mentioned above, required the performance of audit procedures with the involvement of our information technology specialists that, among other procedures, examined the design and carried out evaluation and tests of the integrity of the information technology environment, aiming to verify its sufficiency in the recognition of passengers transport revenues.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	with the involvement of our specialists in audit of systems, we identified the relevant systems that support the Company's passengers revenue recognition process, evaluated the design of the general controls of the processing environment and tested the operational effectiveness of these controls, including, when necessary, the tests of compensatory controls related to the operation, information security, development and maintenance of relevant systems focused on the aforementioned process;
•	we reviewed the design of the controls and performed audit procedures to test the records obtained from the information technology systems related to the transaction records of tickets sold, tickets flown and respective revenue recognition;
•	we carried out tests of details in the respective transactions and tests in the reconciliations provided by the Company;
•	evaluated if the disclosures in the individual and consolidated financial statements consider relevant information.

Based on results of the auditing procedures previously described, we considered that the balances related to passengers transport revenues, as well as the respective disclosures, are acceptable in the context of the individual and consolidated financial statements taken as a whole. However, as a result of the aforementioned procedures, we identified a significant deficiency in the Information Technology systems that did not result in adjustments or reclassifications in the individual and consolidated financial statements.

15

2. Impairment of intangible assets – goodwill and airport slot rights (Note 16)

Why the matter was determined to be a key audit matter

As of December 31, 2020, the Company’s intangible assets having indefinite useful life (goodwill and airport slot rights) amounted to R$1,581 million. As discussed in Note 16 to the individual and consolidated financial statements, such assets are tested for impairment at least annually for each cash-generating unit. The auditing procedures to determine that the goodwill and the Company’s airport slot rights are adequate and recorded at their recoverable values are activities that require complex calculations and evaluations to be made due to the significant uncertainty inherent in the process of estimating and determining the recoverable use in use of said assets. The analyses performed include complex, significant and highly subjective assumptions that are used by Management, such as discount rates, exchange rates, aviation kerosene barrel price, among others. These assumptions are prospective and may be affected by future economic and market conditions, impacting the individual and consolidated financial statements. Due to these aspects, this issue was considered a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	examine the analysis prepared by Management, supported by our internal specialists, to evaluate the reasonableness of the model used in Management´s evaluation, the logical and arithmetic adequacy of the cash flow projections as well as test the consistency of the key information and assumptions used in cash flows projections by comparing them to budgets approved by management and the assumptions, market inputs and current industry trends (in addition to the Company´s historical results);
•	discussion with Management about the business plan;
•	challenging the assumptions used by Management in order to corroborate if there were assumptions not consistent and/or that might be revised;
•	sensitivity analysis for significant assumptions to evaluate the change in the assets’ value in use resulting from changes and assumptions;
•	analyzes and evaluation of the disclosures required in the individual and consolidated financial statements for consistency with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the figures corresponding to the comparative year

The examination of the individual and consolidated financial statements as of December 31, 2019, which corresponding figures are presented for comparison purposes, was conducted under the responsibility of another independent auditor, which issued a report thereon dated February 28, 2020 without modifications (containing an emphasis-of-matter paragraph regarding the corporate reorganization plan then under discussion).

16

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;
•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

17

•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
•	obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 17, 2021

Daniel Gomes Maranhão Junior

Grant Thornton Auditores Independentes

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Balance Sheets December 31, 2020 and 2019 (In thousand of Reais)

		Parent Company		Consolidated
Assets	Note	2020	2019	2020	2019

Current
Cash and Cash Equivalents	5	423,937	1,016,746	662,830	1,645,425
Financial Investments	6	236	673	628,343	953,762
Restricted Cash	7	4,194	6,399	355,769	304,920
Trade Receivables	8	-	-	739,699	1,229,530
Inventories	9	-	-	195,638	199,213
Advances to Suppliers and Third-Parties	10	10,441	37	318,769	142,338
Taxes to Recover	11	6,295	5,163	186,955	309,674
Rights from Derivative Transactions	34.2	-	-	12,526	3,500
Dividends and Interest on Shareholders’ Equity to Receive	28.1	24,120	69,548	-	-
Other Credits		9,640	10,039	144,822	139,015
Total Current		478,863	1,108,605	3,245,351	4,927,377

Noncurrent
Financial Investments	6	-	-	992	-
Restricted Cash	7	7	-	188,838	139,386
Deposits	13	118,261	112,502	2,058,455	1,968,355
Advances to Suppliers	10	-	-	89,701	48,387
Taxes to Recover	11	12,102	22,449	318,404	174,142
Deferred Taxes	12	53,492	56,903	53,563	59,809
Other Credits		-	-	34,338	991
Credits with Related Parties	28.1	4,897,331	3,440,701	-	-
Rights from Derivative Transactions	34.2	87,663	143,969	116,283	143,969
Investments	14	574,717	501,986	815	1,254
Property, Plant & Equipment	15	68,660	240,379	4,960,288	6,058,101
Intangible Assets	16	-	-	1,747,108	1,776,675
Total Noncurrent		5,812,233	4,518,889	9,568,785	10,371,069

Total		6,291,096	5,627,494	12,814,136	15,298,446

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

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Balance Sheets December 31, 2020 and 2019 (In thousand of Reais)

		Parent Company		Consolidated
Liabilities	Note	2020	2019	2020	2019

Current
Loans and Financing	17	638,964	1,359,547	2,353,279	2,543,039
Leases to Pay	18	-	-	1,317,008	1,404,712
Suppliers	19	72,702	19,116	1,612,536	1,286,275
Suppliers - Forfaiting	20	-	-	-	554,467
Labor Obligations		181	137	334,670	396,010
Taxes to Collect	21	292	4,261	73,614	116,523
Landing Fees		-	-	907,958	728,339
Advance Ticket Sales	22	-	-	2,050,799	1,966,148
Frequent-Flyer Program	23	-	-	1,258,502	1,009,023
Advances from Customers		-	-	27,897	16,424
Provisions	24	-	-	169,381	203,816
Obligations with Derivative Transactions	34.2	-	-	5,297	9,080
Other Liabilities		-	-	287,275	128,744
Total Current		712,139	1,383,061	10,398,216	10,362,600

Noncurrent
Loans and Financing	17	6,990,749	5,235,593	7,623,687	5,866,802
Leases to Pay	18	-	-	6,267,184	4,648,068
Suppliers	19	-	-	32,658	10,142
Taxes to Collect	21	-	-	32,362	84
Frequent-Flyer Program	23	-	-	322,460	171,651
Provisions	24	-	-	1,353,515	1,053,240
Deferred Taxes	12	-	-	219,634	244,041
Obligations to Related Parties	28.1	8,791	163,350	-	-
Obligations with Derivative Transactions	34.2	-	-	-	11,270
Provision for Investment Losses	14	12,670,479	6,498,660	-	-
Other Liabilities		316,030	23,501	331,479	35,965
Total Noncurrent		19,986,049	11,921,104	16,182,979	12,041,263

Shareholders’ Equity
Share Capital	25.1	3,009,436	3,008,178	3,009,436	3,008,178
Shares to Issue		1,180	584	1,180	584
Treasury Shares	25.2	(62,215)	(102,543)	(62,215)	(102,543)
Capital Reserves		207,246	225,276	207,246	225,276
Equity Valuation Adjustments		(577,369)	188,247	(577,369)	188,247
Accumulated Losses		(16,985,370)	(10,996,413)	(16,985,370)	(10,996,413)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(14,407,092)	(7,676,671)	(14,407,092)	(7,676,671)

Non-Controlling Interests		-	-	640,033	571,254
Total Shareholders’ Equity (Deficit)		(14,407,092)	(7,676,671)	(13,767,059)	(7,105,417)

Total		6,291,096	5,627,494	12,814,136	15,298,446

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

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Statements of Comprehensive Income Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	2020	2019	2020	2019
Net Revenue
Passenger		-	-	5,783,323	13,077,743
Cargo and Others		-	-	588,494	786,961
Total Net Revenue	29	-	-	6,371,817	13,864,704

Cost from Services	30	-	-	(5,653,305)	(9,807,028)
Gross Profit		-	-	718,512	4,057,676

Operating Revenues (Expenses)
Selling Expenses		-	-	(465,898)	(902,669)
Administrative Expenses		(44,506)	(212,783)	(1,319,981)	(1,341,698)
Other Revenues and Expenses, Net		379,133	43,054	115,962	319,353
Total Operating Expenses	30	334,627	(169,729)	(1,669,917)	(1,925,014)

Equity Income (Expenses)	14	(5,326,571)	509,926	(439)	77

Operating Profit (Loss) before Financial Results and Income Taxes		(4,991,944)	340,197	(951,844)	2,132,739

Financial results
Financial income		528,365	155,838	736,969	389,563
Financial expenses		(781,610)	(550,278)	(2,546,192)	(1,748,265)
Total financial results	31	(253,245)	(394,440)	(1,809,223)	(1,358,702)

Income (Expenses) before Exchange Rate Variation, Net		(5,245,189)	(54,243)	(2,761,067)	774,037

Exchange rate variation, net	31	(733,302)	(87,133)	(3,056,226)	(385,092)

(Loss) Income before Income Taxes		(5,978,491)	(141,376)	(5,817,293)	388,945

Income taxes
Current		(6,226)	(8,591)	(95,537)	(178,621)
Deferred		(3,411)	32,694	17,579	(30,986)
Total income taxes	12	(9,637)	24,103	(77,958)	(209,607)

Net Income (Loss) for the Fiscal Year		(5,988,128)	(117,273)	(5,895,251)	179,338

Attributable to:
Shareholders of the Parent Company		(5,988,128)	(117,273)	(5,988,128)	(117,273)
Non-Controlling Shareholders		-	-	92,877	296,611

Basic Loss	26
Per Common Share		(0.481)	(0.010)	(0.481)	(0.010)
Per Preferred Share		(16.831)	(0.333)	(16,831)	(0.333)

Diluted Loss	26
Per Common Share		(0.481)	(0.010)	(0.481)	(0.010)
Per Preferred Share		(16.831)	(0.333)	(16.831)	(0.333)

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

21

Statements of Comprehensive Income Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2020	2019	2020	2019

Net Income (Loss) for the Fiscal Year	(5,988,128)	(117,273)	(5,895,251)	179,338

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	(781,033)	(30,021)	(781,033)	(30,021)
Actuarial (Gains) Losses from Pension Plans and Post-Employment Benefits, Net of Income Tax and Social Contribution	14,376	(41,045)	13,921	(41,045)
Cumulative Adjustment of Conversion into Subsidiaries	564	-	1,010	-
	(766,093)	(71,066)	(766,102)	(71,066)

Total Comprehensive Income (Expenses) for the Fiscal Year	(6,754,221)	(188,339)	(6,661,353)	108,272

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	(6,754,221)	(188,339)	(6,754,221)	(188,339)
Non-Controlling Shareholders	-	-	92,868	296,611

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

22

Statements of Changes in Shareholders’ Equity Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefits	Other Comprehensive Income (Expenses)	Effects from Changes in the Equity Interest	Accumulated Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Non-Controlling Interests	Total
Balances on December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)

Initial Adoption of Accounting Standard - CPC 06 (IFRS 16)	-	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted Balance on January 1, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	(30,021)	(41,045)	-	-	-	(71,066)	-	(71,066)
Net Income (Loss) for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(117,273)	(117,273)	296,611	179,338
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	(30,021)	(41,045)	-	-	(117,273)	(188,339)	296,611	108,272
Capital Increase due to Stock Options Exercised	65,566	(2,818)	-	-	-	7,137	-	-	-	-	-	69,885	2,366	72,251
Advances for Future Capital Increase	-	584	-	-	-	-	-	-	-	-	-	584	-	584
Effects from Dilution in the Equity Interest	-	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Share Buyback	-	-	(102,417)	-	-	-	-	-	-	-	-	(102,417)	-	(102,417)
Subscription Bonus	-	-	-	-	12,250	-	-	-	-	-	-	12,250	-	12,250
Interest on Shareholders’ Equity Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(208,177)	(208,177)
Balances on December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)

Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	(781,033)	14,376	564	-	-	(766,093)	(9)	(766,102)
Loss for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(5,988,128)	(5,988,128)	92,877	(5,895,251)
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	(781,033)	14,376	564	-	(5,988,128)	(6,754,221)	92,868	(6,661,353)
Capital Increase due to Stock Options Exercised	1,258	(584)	-	-	-	-	-	-	-	-	-	674	-	674
Advances for Future Capital Increase	-	1,180	-	-	-	-	-	-	-	-	-	1,180	-	1,180
Transfer of Treasury Shares	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Stock Option	-	-	-	-	-	22,298	-	-	-	-	-	22,298	1,132	23,430
Effects from Dilution in the Equity Interest	-	-	-	-	-	-	-	-	-	477	(829)	(352)	352	-
Interest on Shareholders’ Equity Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(25,573)	(25,573)
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

23

Statements of Cash Flows Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2020	2019	2020	2019

Net Income (Loss) for the Fiscal Year	(5,988,128)	(117,273)	(5,895,251)	179,338
Adjustments to Reconcile the Net Profit (Loss) to Cash Generated from Operating Activities
Depreciation and Amortization	-	-	1,870,552	1,727,982
Provision for Doubtful Accounts	-	-	1,095	5,668
Provision for Legal Proceedings	-	-	288,803	195,465
Provisions for Inventory Obsolescence	-	-	702	2,168
Provision for Losses on Advance of Suppliers	-	161,228	31,486	161,228
Adjustment to Present Value of Assets and Liabilities	-	-	63,493	10,604
Deferred Taxes	3,411	(32,694)	(17,579)	30,986
Equity Income (Loss)	5,326,571	(509,926)	439	(77)
Share-Based Compensation	-	-	23,430	40,725
Sale-Leaseback	(372,712)	-	(551,942)	-
Actuarial Losses from Post-Employment Benefits	-	-	10,677	4,907
Foreign Exchange and Monetary Variation, Net	872,622	82,657	3,114,032	399,174
Interest on Loans and Leases	472,956	344,192	1,545,847	1,126,527
Provision for Aircraft and Engine Return	-	-	(58,702)	231,821
Provision for Maintenance Reserve and Deposits	-	-	186,856	75,451
Income (Expenses) from Derivatives Recognized in Income (Expenses)	74,728	23,230	732,398	22,022
Unrealized Income (Expenses) on Derivatives – ESN (*)	(374,994)	(40,717)	(374,994)	(40,717)
Extinction of Obligation due to the Reduced Contractual Term	-	-	(104,109)	(275,921)
Provision for Labor Obligations	-	-	227,710	280,320
Write-off of Property, Plant & Equipment and Intangible Assets	-	3,301	96,594	152,017
Other Provisions	-	-	(7,416)	(14,602)
Adjusted Net Income (Expenses)	14,454	(86,002)	1,184,121	4,315,086

Changes in Operating Assets and Liabilities:
Trade Receivables	-	-	498,901	(384,147)
Financial Investments	6,480	169,052	(6,320)	162,167
Inventories	-	-	2,873	(21,240)
Advances to Suppliers and Third-Parties	(10,404)	(161,265)	(238,627)	(305,906)
Deposits	9,361	(2,141)	(52,016)	(399,345)
Taxes to Recover	13,465	2,456	(21,543)	(27,147)
Variable Leases	-	-	18,731	-
Suppliers	53,682	8,335	392,236	(232,021)
Suppliers - Forfaiting	-	-	(143,010)	188,771
Advance Ticket Sales	-	-	84,651	292,161
Frequent-Flyer Program	-	-	400,288	161,821
Advances from Customers	-	-	11,473	(153,543)
Labor Obligations	44	(341)	(289,050)	(253,074)
Landing Fees	-	-	179,619	172,039
Taxes to Collect	372	(20,375)	82,716	179,706
Obligations with Derivative Transactions	-	-	(779,462)	(167,556)
Payments for Lawsuits and Aircraft Return	-	-	(301,297)	(317,591)
Other Credits (Obligations)	292,927	(24,780)	444,990	(48,851)
Interest Paid	(515,278)	(330,824)	(619,557)	(470,794)
Income Tax Paid	(4,341)	(984)	(95,781)	(229,460)
Net Cash Flows from (Used in) Operating Activities	(139,238)	(446,869)	753,936	2,461,076

Loans Receivable from Related Parties	(680,441)	(758,935)	-	-
Financial Investments in Subsidiary	-	-	271,935	(501,607)
Restricted Cash	2,198	33,385	(100,301)	377,826
Interests Received	-	5,950	-	-
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	69,548	234,831	-	-
Advances for Property, Plant & Equipment Acquisition, Net	-	(40,982)	(96,537)	(30,804)
Aircraft Sales Received	448,482	348,389	448,482	348,389
Return of Advance for Property, Plant and Equipment Acquisition	73,600	-	73,600	-
Acquisition of Property, Plant & Equipment	(10,419)	-	(501,416)	(872,570)
Acquisition of Intangible Assets	-	-	(63,993)	(75,845)
Net Cash Used in Investment Activities	(97,032)	(177,362)	31,770	(754,611)

24

Statements of Cash Flows Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2020	2019	2020	2019

Funding from Loans and Leases	2,357,656	1,638,011	2,933,529	2,194,662
Loan Payments	(2,880,439)	(50,320)	(3,748,239)	(793,537)
Lease Payments	-	-	(1,058,692)	(1,617,677)
Treasury Share Buyback	-	(102,417)	-	(102,417)
Derivatives Paid (Received)	-	(153,252)	-	(407,322)
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	(63,949)	(210,242)
Subscription Bonus	-	12,250	-	12,250
Capital Increase	1,180	31,526	1,180	31,526
Shares to Issue	674	584	674	584
Net Cash Flows from (Used in) Financing Activities	(520,929)	1,376,382	(1,935,497)	(892,173)

Exchange Rate Change of the Cash of Subsidiaries Abroad	164,390	(17,870)	167,196	4,946

Net (Decrease) Increase in Cash and Cash Equivalents	(592,809)	734,281	(982,595)	819,238

Cash and Cash Equivalents at the Start of the Fiscal Year	1,016,746	282,465	1,645,425	826,187
Cash and Cash Equivalents at the End of the Fiscal Year	423,937	1,016,746	662,830	1,645,425

(*) Exchangeable Senior Notes

Transactions that do not affect cash are presented in Note 35 of these financial statements.

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

25

Statement of Value Added Fiscal year ended on December 31, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2020	2019	2020	2019
Revenues
Passenger, Cargo, and Other Transportation	-	-	6,663,416	14,432,648
Other Operational Revenues	379,133	43,054	1,150,835	319,354
Provision for Doubtful Accounts	-	-	(1,095)	(5,668)
	379,133	43,054	7,813,156	14,746,334
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(2,094,946)	(4,047,344)
Materials, Energy, Third-Party Services, and Others	(31,911)	(207,078)	(2,375,632)	(3,182,978)
Aircraft Insurance	-	-	(34,592)	(25,676)
Sales and Marketing	(446)	(338)	(336,064)	(670,392)
Gross Added Value	346,776	(164,362)	2,971,922	6,819,944

Depreciation and Amortization	-	-	(1,870,552)	(1,727,982)
Net Added Value Produced by the Company	346,776	(164,362)	1,101,370	5,091,962

Added Value Received on Transfers
Equity Income (Expenses)	(5,326,571)	509,926	(439)	77
Financial Revenue	532,923	155,838	775,521	389,563
Total Value Added (Distributed) to Distribute	(4,446,872)	501,402	1,876,452	5,481,602

Distribution of Value Added:
Direct Compensation	10,824	3,969	1,264,112	1,613,227
Benefits	1	-	180,770	194,429
FGTS	-	-	92,378	132,135
Employees	10,825	3,969	1,537,260	1,939,791

Federal	15,580	(22,632)	556,278	1,170,909
State	-	-	14,777	21,750
Municipal	-	-	2,920	4,119
Taxes, Fees, and Contributions	15,580	(22,632)	573,975	1,196,778

Interest and Exchange Rate Change	1,514,851	637,308	5,580,156	2,101,853
Rents	-	-	78,816	63,613
Others	-	30	1,496	229
Third-Party Capital Compensation	1,514,851	637,338	5,660,468	2,165,695

Net Loss for the Fiscal Year	(5,988,128)	(117,273)	(5,988,128)	(117,273)
Net Profit for the Fiscal Year Attributed to Minority Shareholders	-	-	92,877	296,611
Shareholders’ Equity Compensation	(5,988,128)	(117,273)	(5,895,251)	179,338

Total Value Added (Distributed) to Distribute	(4,446,872)	501,402	1,876,452	5,481,602

The accompanying notes are an integral part of these financial statements - parent company and consolidated.

26

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), through subsidiaries or affiliated companies, as well as exploring:

•	regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator;

•	other activities in relation to flight transportation services of passengers, cargo and mailbags;

•	services to maintain and repair its own or third-party’s aircraft, engines and parts;

•	airplane hangar services;

•	services to manage aprons and runways, contract crew members and clean aircraft;

•	development of other activities related or supplementary to flight transportation and other above-mentioned activities;

•	development of frequent-flyer programs; and

•	interest in the capital of other companies as a partner or shareholder.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding COVID-19 and the Gradual Resumption of Demand

The pandemic sparked by COVID-19, considered by the World Health Organization as a “public health emergency of international interest”, spread rapidly across the world, leading to unprecedented disruptions in the global economic activity.

Such crisis affected the macroeconomic environment, considering the uncertainties from public health, political and economic issues. As disclosed by the Brazilian Institute of Geography and Statistics (IBGE), in 2020, the Gross Domestic Product (GDP) decreased 4% when compared to 2019.

Among the measures taken in the country, which reduced the infection speed of the disease, are the recommendation of social distancing, restrictions and recommendations to reduce commute and closing the borders. Therefore, the airline industry was one of the first and most affected in its operations and income (expenses).

27

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Since the beginning of the pandemic, GOL through the readjustment of its flight network, mainly in the second and third quarters of 2020 when there was a significant reduction in daily flights, has had consistent occupancy rates close to 80%, which, in addition to cost control and cash preservation measures implemented, have allowed the Company to be well positioned for the resumption of demand.

The flexible business model based on a single type of fleet has historically allowed the Company to reach the lowest operating costs and to manage the fleet's capacity to keep pace with the Brazilian GDP and passenger demand. This flexibility was key in the first half of 2020 to meet the more than 90% drop in passenger demand due to government measures to control the spread of the COVID-19 pandemic.

In 4Q 2020 the Company reached a 46% increase in consolidated gross sales, compared to 3Q 2020, particularly concentrated in leisure travel in domestic market, being the Company’s main area of activity. In the same period, GOL’s daily sales exceeded R$30 million, which represents over 80% of pre-pandemic sales levels. As for transportations carried out, on certain dates in December, GOL transported around 88,000 clients in a single day, equivalent to around 67% of the total recorded in the same day in 2019.

In 2020, the Company rebalanced amortization for the debt schedule, with significant debt maturities until 2024, and the issue of Senior Notes 2026, totaling US$200 million. GOL’s Management fully honored the financial commitments to the global capital market, including the amortization of its 2022 Senior Notes in March, the full payment of interest (coupons) on all its notes. As of December 31, 2020, the Company has a credit rating of “B3” by Moody's and “CCC+” by Fitch.

The Company’s management maintain continuous efforts in cash management in order to hold sufficient resources to fulfill its financial obligations for the upcoming twelve months, however, the scenario remains challenging due to uncertainties related to the pandemic, Brazilian economy recovery and air sector demand.

The Company, through its Executive Committee, with the participation of its entire management body, monitors the recovery of the demand and sets financial and operational strategies, besides defining how GOL can support society. Among the measures already taken by the management, the following stand out:

1.1.1	Operational Readjustment - Flight Network

On March 16, 2020, GOL reduced its capacity by 50 to 60% in the domestic market, and by 90 to 95% in the foreign market, to reflect the change in customer demand. The Company adjusted its network from 750 to 50 essential daily flights (essential flight network).

Compared to its essential flight network in April 2020, GOL has reopened 42 bases in Brazil and is now serving 63 bases, resuming operations in all the domestic bases operated in early 2020, with an average of 403 daily flights in 4Q 2020, which represents 54% of the daily frequency YoY. Since April 2020, GOL has not offered scheduled international flights.

With the continuous return of demand in 4Q 2020 and the beginning of the Brazilian summer, GOL expanded the flight offer to the Northeast region and launched four new domestic routes to ensure the most complete and comprehensive flight network to meet the resumption of leisure trips. With this, the Company reached 100% of national destinations operated in high season, compared to those operated in early 2020 (pre-pandemic). GOL's current share in the domestic market is around 40%, representing an increase of two percentage points since the beginning of the pandemic. GOL’s leadership in the domestic market and its network exposure in the Brazilian domestic market will further contribute to operational recovery, deleveraging and sustained competitiveness.

In February 2021, there was a 15% decrease in the search for the Company’s airline tickets, compared to January 2021, with a 28% reduction in the level of sales during this month, due to reduction in demand for travel as a consequence of “second wave” of Covid-19 cases in Brazil, customers awaiting vaccination and the beginning of low season. In response to the significant reduction in sales, increase in cancellations and no-shows, GOL’s network was reduced by 4% between the first and fourth weeks of February to adjust its costs to the level of inflows. In March 2021, the Company maintains the reduction plan with operation of around 250 flights per day, placing its operations at approximately 40% of March 2020.

28

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.1.2	Preserving and Strengthening the Cash and Liquidity Position

•	Aircraft and Engine Leases: The Company concluded all its renegotiations with its aircraft leasing partners, which led to a decrease in cash flows from current and future leases, converting part of the fixed monthly payments into variable payments. GOL’s agreements are adjusted to the recovery in demand in 2021 and also represent actual savings in the Company’s unit cost structure.
•	Fuels: Agreements with suppliers to extend payments of the outstanding balance, which were resumed in installments from November 2020 to the end of 2021 and which will allow the Company to postpone the payment of subsequent operations as these installments are settled;
•	Personnel: Through the adoption of MP 936, converted into Law 14020/20, the Company adopted measures to reduce about 50% of payroll expenses and respective charges, reducing the working day, suspending employment agreements, adopting unpaid leave (LNR) and reducing salaries in 50% for employees and in 60% for officers, who were not included in MP 936’s scope.

In June, the Company signed collective bargaining agreements with the National Aeronauts Union and the Airlines Workers Unions. Among the main initiatives of the package of measures with the Unions, we highlight the salary reduction of up to 50% for 12 months and voluntary plans (voluntary dismissal program, retirement, part-time, and unpaid leave). This package of measures came into effect on July 1st, with a term between 12 and 18 months, a period of post-crisis recovery, thus making it possible to manage a gradual growth of costs with the resumption of operations.

In addition, GOL postponed the payment of bonuses related to 2019 and vacation bonuses, besides the non-possibility of prepaying the 13th salary;

•	Investments: Suspension of all non-essential investments, including the interruption of payments as “pre delivery payments (PDPs)” and the reduction of 34 orders for Boeing 737 MAX aircraft scheduled for 2020-2022 (from 129 to 95 future aircraft receipts) considering the Company's purchase orders with Boeing);
•	Engine Maintenance: Renegotiation with suppliers are constantly carried out, in line with the Company's operational needs;
•	Taxes, Contributions, and Social Charges: Postponement of federal tax payments due to measures enacted by the Federal Government;
•	Sales and Advertising: Suspension of advertising expenses, as well as the immediate interruption of projects that are not absolutely essential for the continuity of our operations;
•	Loans and Financing: The Company obtained the support of its main credit partners and renegotiated the extension of terms and rollovers of its debts, as explained in Note 17. Highlight for the postponement of debentures, the waiver obtained for the 2020 covenants and the Senior Notes 2026 issued.

1.1.3	Government and Regulators Support

•	Preservation of Advance Ticket Sales: Reduction in the level of refunds and cancellations due to measures enacted by the Federal Government that allowed rescheduling trips for up to 18 months;

29

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•	Landing Fees: Change in the payment term for navigation fees and landing fees, which may be paid up to December without fines; and

•	Maintenance of the Brazilian Civil Aviation Agency (ANAC)’s Slots and Qualifications: (i) Bonus for the cancellation of slots by the regularity index, valid until the end of October 2020, in line with a similar decision adopted by other organizations and civil aviation authorities, such as the European Commission and the Federal Aviation Administration (FAA); and (ii) extension for 120 days of the renewal of qualifications due between February and December 2020.

1.1.4	Support to Society, Employees, and Customers

Air passenger transportation is an essential service for society. The Company recognizes the duty to care for its customers and employees and is working with the authorities to help minimize the impact of COVID-19 on the country's population and health services.

Among the main measures, we highlight the adoption of mandatory protective masks, closing of VIP rooms, turning off of self-service totems, creation of communication channels specifically on the virus, implementation of segmented boarding and adoption of self-boarding without boarding pass handling. Currently, 90% of the processes for traveling with GOL happen without human contact. For its flights, the Company adopted additional cleaning measures according to the new standards issued by ANVISA and international bodies. On December 16, 2020, GOL received the Einstein Certification recognizing the strict Health and Safety protocols followed by the Company.

Regarding Smiles Frequent-Flyer Program, digital channels were also improved by implementing online cancellation self-service, free of charge, available on Smiles Fidelidade website and app, as well as in the online service (chat), for customers who have eligible GOL tickets. The system was developed internally, in record time.

Understanding that there is no set deadline for the end of this crisis and that this will inevitably have an impact on the travel planning of its customers, the subsidiary Smiles announced the extension of the maturity of the frequent-flyer program’s categories. Just as it chose not to consider the current year as the basis for the requalification of next year's customers, since the downgrade analysis of categories would include miles accumulated from segments flown from January to December 2020. The measure allows the customer to gain more time within his/her category, being able to take advantage of the benefits it offers.

In the social sphere, to contribute and recognize those fighting COVID-19 on the front lines, the Company started to transport health professionals at no charge, in addition to crediting 1,000 Smiles miles to each GOL segment, flown at no cost. In line with this attitude, the Company placed itself at the disposal of the country's authorities to transport COVID-19 vaccines at no charge, together with GOLLOG, considering the fleet and the highly capillary network.

Among the measures taken, keeping the integrity and health of the Company's employees is a priority. Since the second half of March 2020, all Company employees with administrative assignments started working from home. Employees are being guided and monitored, uninterruptedly, by the company's leadership and by the People & Culture area that manages human resources.

The Company’s greatest commitment will continue to be people’s integrity and health. Following to the letter, as has been done so far, WHO’s guidelines as a commitment to do everything possible to get through this period of turbulence in the best possible way.

30

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.1.5	Impacts on the Parent Company and Consolidated Financial Statements

As already mentioned, the pandemic’s impacts were immediate and severe for the Company. The main consequence was the reduction in the operational flight network.

The tables below summarize the adjustments and reclassifications made to these financial statements, as well as the details on each of these items and additional disclosures:

		Consolidated
		December 31, 2020
Losses with Financial Investments	(a)	(65,403)
Derecognition of Cash Flow Hedge - Fuel	(b)	(315,286)
Derecognition of Cash Flow Hedge - Revenues in US$	(c)	(290,345)
Renegotiation of Lease Agreements – IFRS 16	(d)	19,080
Total		(651,954)

(a)	Even though the Management of the Company and its subsidiaries have remained faithful to the Company’s investment policy, the abrupt changes in macroeconomic indicators, including cuts to the SELIC rate made by the Federal Government, led the Company to record unusual losses in its investments in sovereign fixed income funds linked to SELIC, as well as in private credit fixed income funds with a high degree of liquidity and high quality of credit.

(b)	Due to the operations downsizing, the Company derecognized operations designated as cash flow hedges, as a drop is expected in the fuel consumption previously estimated. Accordingly, the Company transferred R$315,286 in the fiscal year ended December 31, 2020 from the “equity valuation adjustment” group in the shareholders’ equity to the financial Income (Expenses) as “derivative losses”.

(c)	Due to the temporary interruption of all international flights, the Company also derecognized hedge accounting transactions used to reduce the volatility of future revenues in foreign currency (hedged object), using lease agreements as hedge instruments. That said, the Company transferred R$418,527 from the “equity valuation adjustment” group in shareholders' equity to the financial income (expenses) as “exchange rate change expenses”.

(d)	The Company signed renegotiations of its aircraft and operating engine lease agreements, with no purchase option, including postponement and deferral of payments, postponement of due dates and changes to the amounts due, which led to an increase in the rights of use in PP&E Assets and Lease liabilities of R$176,041 and R$156,961, respectively, resulting in R$19,080.
		Consolidated
		December 31, 2020
Balance Sheet - Adjustments		Noncurrent Liabilities	Other Comprehensive Income
Provision for Post-Employment Benefits	(e)	(24,541)	24,541

(e)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that establish obligations from post-employment benefits, and -- mainly due to the drop in the long-term interest rate -- the balance related to such obligations was reduced by R$24,541. For further details, see Note 24.

31

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

		Consolidated
		December 31, 2020
Income Statement - Reclassifications		Cost from Services	Other Revenues and Expenses, Net
Personnel Costs - Idleness	(f)	161,201	(161,201)
Flight Equipment Depreciation - Idleness	(f)	765,456	(765,456)

(f)	Due to the drop in the number of flights operated and suspension of employment agreement, where the Company incurred with the burden of time lapsed and paid part of the personnel’s compensation, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, personnel expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

On December 31, 2020, the Company carried out impairment tests on the balance of property, plant & equipment, goodwill and slot rights. No provision for impairment was recorded, see Note 16.

The Company reassessed the estimated realization of deferred tax assets recognized at the parent company and did not identify any need to adjust the balance, as described in note 12.

1.2.	Capital Structure and Net Current Capital

On December 31, 2020, the Company had a negative shareholders’ equity position attributed to the controlling shareholders of R$14,407,092 (R$7,676,671 on December 31, 2019).

The variation observed in the fiscal year ended December 31, 2020 is mainly due to the devaluation of Real against the US Dollar of around 28.9%, which negatively affected the income (expenses) for the fiscal year due to exchange rate changes of R$3,056,226 and the impacts related to the pandemic on the Company's operations, detailed in the previous note.

The net working capital on December 31, 2020 is negative by R$233,276 in the parent company and R$7,152,865 in the consolidated (negative by R$274,456 and R$5,435,223 on December 31, 2019 in the parent company and in the consolidated, respectively), the variation is mainly due to the lower balance of cash and cash equivalents and accounts receivable, totaling R$982,595 and R$489,831, respectively, due to the drop in operations from the economic crisis caused by the pandemic. Of the consolidated negative net working capital as of December 31, 2020, R$3,309,301 refers to advance ticket sales and frequent-flyer program, which are expected to be substantially recognized with services provided by the Company.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of Real, given that around 95.0% of its indebtedness (loans and financing and leases) are exposed to the US dollar (“US$”) and 36.5% of its costs are also pegged to the American currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US dollar depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, the Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adjusting the capital structure, as well as implementing initiatives to restructure its balance sheet.

32

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management quickly reorganized the Company’s businesses through the measures detailed in Note 1.1. Management continuously monitors the effects of the crisis and will continue to take measures to strengthen its equity position and strategically manage the market to improve the performance of its operations, in order to ensure the Company's sustainability.

In addition to monitoring sales and operations, due to the scenario of uncertainty, the Administration also monitors possible measures for rebalancing the net working capital to 2021, which in case it becomes necessary, may include: issuing long term indebtedness titles to settle short term liabilities; new renegotiations with vendors and financial institutions; fleet reduction and orders with Boeing. Such measures, in case it’s adopted, will have the objective of optimizing the capital structure and the definition will be based on a detailed analysis of the economic conjecture and perspectives of that particular moment.

Our financial statements - parent company and consolidated - have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, revised and approved by the Board of Directors. Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the parent company and consolidated financial statements as of December 31, 2020, do not include any adjustments that may result from the inability to continue operating.

1.3.	Resumption of Boeing 737 MAX’s Grounding

On March 11, 2019, due to the second accident with a Boeing 737 MAX 8 aircraft, with safety as GOL’s #1 value, the Company’s Management decided to suspend the operations of its 7 aircraft of this model, before any statement from regulators.

In response to this measure, the Company quickly reconfigured its flight network, and, as a result, worked to rationally supply the required capacity to meet the demand levels through new lease agreements. The aircraft grounding and additional efforts led the Company to incur unplanned costs, related to, but not limited to: interline fares to relocate passengers, accommodation, meals and other passenger expenses, additional fuel consumption, taxes and landing fees, salaries and charges linked to overtime, payment to lease additional aircraft and negative publicity, disrupting the Company's business.

As a result and in recognition of a long-standing partnership, the Company reached and signed an agreement with Boeing. The terms of the said agreement are strictly confidential, but have as purpose to provide (a) compensation addressing damages from unplanned additional costs incurred since the aircraft was grounded, to date, and due to the non-delivery of aircraft, as defined in purchase agreements; (b) reduction in the number of firm commitments for 34 aircraft; (c) flexibility to further adjust the number of aircraft; and (d) flexibility to convert existing orders to other models in the Max family.

During 2020, the Company received R$607,466 in cash and cash equivalents; and R$53,508 in credits, which will be offset against outstanding GLA’s invoices from Boeing, totaling R$660,974. On the other hand, the amount of R$73,600 was recorded as a write-off of “advances for acquisition of PP&E” in property, plant and equipment, since it is a return of “pre delivery payment”, R$292,013 as an advance of credits in liabilities, and the other amounts recorded in the income (expenses) statement, which refer to: (i) reimbursement of expenses totaling R$246,938, with: R$53,299 in costs from services; R$136 in administrative expenses; R$193,503 in other net revenues and expenses, as these are expenses incurred in previous fiscal years; and (ii) R$48,423 as an exchange rate change.

33

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

After being grounded for 20 months, the Boeing 737-MAX aircraft resumed operations with the effective approval of the regulatory bodies – FAA and ANAC – and full recertification process, ensuring the highest levels of reliability and operational safety. GOL was the first company in the world to resume commercial flights with the MAX, reflecting the Company’s full confidence in this aircraft and the certainty that it is one of the safest and most efficient aircraft in the world. The Company has carried out a rigorous series of technical flights that exceeded the requirements imposed by the aviation regulatory agencies and reintegrated the aircraft into its fleet, with the first commercial flight on December 9.

1.4.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on December 31, 2020, is shown below:

The Company’s equity interest in the capital of its subsidiaries, on December 31, 2020, is shown below:

Entity	Incorporation Date	Location	Main Activity	Type of Control	% of Interest in the capital stock
					2020	2019
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Smiles Fidelidade	August 1, 2011	Brazil	Frequent-Flyer Program	Direct	52.60	52.61
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	52.60	52.61
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	52.60	52.61
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	52.60	52.61
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.61
Companies in Shareholding:
SCP Trip	April 27, 2012	Brazil	On-Board Magazine	-	60.00	60.00

(a)       Companies with functional currency in Argentine pesos (ARS).

34

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc., are entities incorporated with the specific purpose of continuing the financial operations and related to the Company´s fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company's financial statements.

The subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A., incorporated and controlled by Smiles Fidelidade S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The subsidiary Smiles Fidelidade also controls Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is intermediating travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others.

The investment funds Airfim and Fundo Sorriso, controlled by GLA and Smiles Fidelidade, respectively, have the characteristic of an exclusive fund and act as an extension of the subsidiaries to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its consolidated financial statements.

1.5.	Corporate Reorganization Plan

On December 7, 2020, the Company communicated to the Board of Directors of Smiles Fidelidade the proposal for the merger of shares involving its subsidiaries.

The merger proposal includes the following steps, which will be implemented concurrently and interdependently, with the consummation subject to the applicable corporate approvals and approval by the majority of the holders of outstanding shares of Smiles Fidelidade:

•	incorporation of Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade;
•	incorporation of GLA’s shares by the Company, issuing preferred shares and redeemable preferred shares of the Company to GLA’s shareholders; and
•	Redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade.

The merger of shares will result in the merger of the two operating subsidiaries of the Company, GLA and Smiles Fidelidade, with the purpose to maximize the value for all shareholders by aligning the interests of both companies, while ensuring the continuity of the airline and the frequent-flyer program, simplify corporate governance, strengthen the capital structure and reduce operating, administrative and financial costs, as well as tax inefficiencies.

This transaction will be analyzed and voted by Smiles Fidelidade shareholders and by the Company's shareholders, at their respective extraordinary shareholders meetings summoned to occur on March 24, 2021.

Further details about this operation, including the definitions of exchange ratios, protocol and reasoning, and other related documents, were disclosed by the Management and are available for reading and consultation at the Company's electronic address.

35

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.6.	Compliance Program

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance programs, among which we can highlight:

•	hiring specialized companies to assess risks and review internal controls regarding fraud and corruption;
•	integrating risk, compliance and internal control functions through the Executive Board of Corporate Risks, Compliance and Internal Controls, reporting directly to the CEO and with independent access to the Board of Directors and the Statutory Audit Committee;
•	monitoring transactions that represent greater risks from the compliance point of view;
•	updating the procurement policy and improving the procedures to supervise the execution of contracted services;
•	evaluating the third-party contracts in accordance with internal compliance policy;
•	reviewing the code of ethics, the conduct manual, and many compliance policies, including massive mandatory training;
•	developing and disclosing the rules of conduct for third parties in relation to GOL;
•	mapping risks and periodically reviewing them, including compliance risks;
•	constant training and communication actions on topics relevant to compliance, including encouraging the use of the ethics channel; and
•	constant support to areas to guide on the compliance with compliance policies.

The Management is constantly reinforcing to its employees, customers, and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the fiscal year ended December 31, 2017, 2018, and 2019, the Company signed an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), through which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) about the Agreement and the external independent investigation conducted by an independent committee of the Company. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the Company’s current employees, representatives or members of the Board of Directors and Management was aware of any illegal purpose behind the transactions identified, or of any illegal benefit for the Company from the transactions under investigation.

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any future developments regarding this issue, as well as monitor the analyses already started by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

There were no further developments on the subject during the fiscal year ended December 31, 2020.

2.	Statement of the Management, basis for preparing and presenting the financial statements

The Company’s parent company financial statements were prepared in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

36

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s financial statements were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s Parent Company and Consolidated Financial Statements were prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s parent company and consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the foreign market.

Management confirms that all the material information in these parent company and consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The parent company and consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the balance sheets:

•	short-term investments classified as cash and cash equivalents measured at fair value;
•	short-term investments mainly comprising exclusive investment funds, measured at fair value;
•	restricted cash measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s parent company and consolidated financial statements for the fiscal year ended December 31, 2020 has been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business. Refer to Note 1.2. regarding the substantial double of the Company’s ability to continue as a going concern.

3.	Approval of the Parent Company and Consolidated Financial Statements

The Parent Company and Consolidated Financial Statements were authorized by the Board of Directors on March 17, 2021.

37

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.	Summary of Significant Accounting Practices

4.1.	Consolidation

The consolidated financial statements include the financial statements of the Company and of the subsidiaries in which the Company has a direct or indirect control. Control is obtained when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use that power to affect its returns.

There is generally a presumption that a majority of voting rights results in control. To support this presumption and when the Company holds less than the majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power in relation to an investee. The Company reassesses if it has control over an investee if facts and circumstances indicate changes in one or more of the three control elements listed above.

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. The variation in equity interest in subsidiary, without loss of control, is accounted for as an equity transaction.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous fiscal year. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses arising from these transactions, including charges and taxes. The income (expenses) and each component of other comprehensive income (expenses) are attributed to the shareholders of the parent company and to the minority shareholders, even if this results in a loss to minority shareholders.

In the parent company financial statements, the Company's investments in its subsidiaries are accounted for using the equity method.

4.2.	Investments

Investments in associates are initially recognized at cost and subsequently adjusted using the equity method. If the investee generates operating losses that lead the shareholders’ equity to become negative, the Company adopts the provisions set forth in CPC 18 - “Investment in Associates, Subsidiaries and Jointly-Controlled Companies”, corresponding to IAS 28, and does not make additional records. The equity method result is recorded again when the investee recovers all accumulated losses.

4.3.	Cash and Cash Equivalents

The Company classifies in this group the balances of cash, bank deposits, automatic financial investments, and securities of immediate liquidity, which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through income (expenses) and will be used by the Company in a short period of time.

38

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.4.	Financial Investments

In the presentation and measurement of financial assets, the Company considers the provisions of CPC 48 - “Financial Instruments”, corresponding to IFRS 9, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.	Amortized Cost

Financial investments are measured at amortized cost when all of the following conditions are met:

•	the Company plans to hold the financial asset to collect the contractual cash flows; and
•	the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.4.2.	Fair Value

•     through comprehensive income (expenses): financial investments will be measured at fair value through comprehensive income (expenses) when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•	through income (expenses): considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through income (expenses), to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through income (expenses) are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

4.5.	Restricted Cash

Restricted cash includes financial investments measured at fair value through income (expenses), used mainly as guarantees linked to short- and long-term financial instruments, as well as deposits for lease transactions.

4.6.	Trade Receivables

They are measured based on the invoiced figure, net of estimated losses on provision for loan losses, and approximate the fair value given their short-term nature. In compliance with CPC 48 - “Financial Instruments”, corresponding to IFRS 9, the provision for loan losses was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyzes to assess the receipt risks.

4.7.	Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in the acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

39

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.8.	Income Tax and Social Contribution

4.8.1.	Current Taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.8.2.	Deferred Taxes

Deferred taxes represent credits and debits on IRPJ’s tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.9.	Rights and Obligations with Derivative Financial Instruments

Variations in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

4.9.1.	Derivative Financial Instruments not designated as Hedge Accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial income (expenses).

4.9.2.	Derivative Instruments classified as Cash Flow Hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) arising from changes in interest rates, fuel prices and foreign exchange. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The effective variations in fair value are recorded in the shareholders’ equity in “Other Comprehensive Income”, up to the recognition of the result of the hedged object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions recorded in “Other Comprehensive Income” are net of tax effects.

40

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.9.3.	Derecognition and Write-Off of Derivative Financial Instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other Comprehensive Income” and accumulated in the shareholders’ equity up to that date are immediately recognized in the income (expenses) for the fiscal year.

4.10.	Deposits

4.10.1.	Deposits for the Maintenance of Aircraft and Engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial income (expenses). The Management regularly assesses the impairment of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the balance sheet are realizable.

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Accordingly, the amounts in this category are recognized directly in the Income (Expenses) for the Fiscal Year under “Maintenance, Material and Repairs”, considering the regular impairment test or when the asset is returned.

In addition, the Company has agreements with some lessors to replace deposits for credit bills, which can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until December 31, 2020, no credit bill had been executed against the Company.

4.10.2.	Court Deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or judicial deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as non-reachable resources by the Company, pending a judicial decision.

41

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.10.3.	Deposits in Guarantee for Lease Agreements

Deposits and guarantees are denominated in US dollars and updated monthly by the foreign exchange rates, without interest income and are refundable to the Company at the end of the lease agreements.

4.11.	Property, Plant & Equipment

Property, plant, and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the corresponding asset.

Every item of the property, plant, and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant, and equipment, for purposes of depreciation, is shown in Note 15.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant, and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant, and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

An item of property, plant, and equipment is written-off after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the income (expenses).

Additionally, the Company adopts the following treatment for the groups below:

4.11.1.	Prepayments for Aircraft Acquisition

Refers to prepayments in US dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historical rate.

4.11.2.	Lease Agreements

As of January 1, 2019, the Company started recording lease agreements in accordance with the current standard, CPC 06 (R2) - “Leases”, corresponding to IFRS 16, which differs significantly from the accounting practice previously adopted.

CPC 06 (R2) established the principles for recognizing, measuring, presenting and disclosing lease transactions and required lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to CPC 06 (R1). The Company adopts exemptions for lessees, set forth in the standard, for leases of “low value” assets, for example, personal computers, and short-term leases, i.e., leases for which the term ends within 12 months or less.

At the beginning of a lease, the Company, as lessee, recognizes a liability to carry out payments (lease liability) and an asset representing the right to use the leased item for the lease term (right-of-use asset). The Company recognizes interest expenses separately from the lease liability and depreciation expenses of the right-of-use asset.

42

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.11.2.1.	Right-of-Use Assets

The Company recognizes the right-of-use assets on the starting date of the lease (that is, on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of recognized lease liabilities, initial direct costs incurred and lease payments made up to the starting date, less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shortest period between the lease term and the estimated useful lives of the assets. In certain cases, if the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a call option, depreciation is calculated using the estimated useful life of the asset.

The cost of a right-of-use asset also includes an estimate of the costs to be incurred by the Company when returning the underlying asset, restoring the underlying asset to the condition required by the lease terms and conditions. The Company incurs an obligation for these costs, either on the start date or due to using the underlying asset during the term of the contract.

4.11.2.2.	Lease Liabilities

On the lease’s start date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term. Lease payments include fixed payments (including, substantially, fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, and expected amounts to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of fines for terminating the lease, if the lease term reflects the exercise of the option to terminate the lease by the Company.

Variable lease payments that do not depend on an index or rate recognized as expenses in the period in which the event or condition that generates these payments occurs.

When calculating the present value of lease payments, the Company uses its additional loan rate on the start date because the interest rate implied by the lease is not easily ascertained. After the start date, the value of the lease liability is increased to reflect the time elapsed and, therefore, the increase in interest and reduced for the lease payments made. In addition, the book value of lease liabilities is remeasured if there is a change, a change in the lease term, a change in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the valuation of a call option on the underlying asset.

The Company reassess the lease liability whenever certain events occur, such as a change in the term of the lease or a change in future lease payment flows due to a variation in the reference index or rate used to calculate such payments. Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach.

43

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.11.2.3.	Leases and Sale-Leaseback Transactions

The calculation to recognize the income (expenses) of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. The source of information to obtain the fair value is the market price for items of a similar nature, considering the asset condition

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the effective value recognized in the result as income (expenses)).

The proportionality calculation is carried out considering the present value of the adjusted lease by the anticipated payments or additional financing.

4.11.3.	Capitalization of Expenses with Major Maintenance of Engines, Aircraft, Landing Gear and APUs (Auxiliary Power Unit)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance or the return of the asset, whichever occurs first. Expenses incurred that do not extend the useful lives of assets are recognized directly in the income statement.

4.12.	Intangible Assets

4.12.1.	Finite Useful Life

Intangible assets acquired are measured at the cost of their initial recognition. After initial recognition, intangible assets with finite useful lives, usually software, are stated at cost, less the accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized, and the expense is reflected in the income statement for the fiscal year in which it was incurred.

The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets with finite lives are amortized over their useful economic lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category consistent with the useful economic life of the intangible asset.

4.12.2.	Indefinite Useful Life

4.12.2.1.	Goodwill for Expected Future Profitability

In this category, the amounts corresponding to the goodwill arising from business combinations carried out by the subsidiaries GLA and Smiles Fidelidade are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. The Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

44

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.12.2.2.	Airport Operation Rights (“Slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of use rights at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the GLA cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable. No impairment loss has been recorded to date.

4.13.	Loans and Financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the contracted derivatives linked to Exchangeable Senior Notes, which are measured at fair value through income (expenses).

Gains and losses are recognized in the income statement when the liabilities are written off. The amortized cost is calculated considering any negative discount or goodwill in the contract and fees or costs that are fully part of the effective interest rate method. Amortization using the effective interest rate method is included as a financial expense in the income statement, except when subject to capitalization.

4.14.	Suppliers and Other Obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.14.1.	Suppliers - Forfaiting

The Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

4.15.	Advance Ticket Sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the income statement, as detailed in Note 4.18.1.

4.16.	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

45

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.16.1.	Provision for Aircraft Return

Aircraft lease agreements regularly provide for contractual obligations establishing conditions for return. In these cases, the Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, which are measured with reasonable certainty. These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is initially recorded at the present value in property, plant, and equipment, and the corresponding entry of the provision for aircraft return is recorded in the “Provisions”. After the initial record, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry in the income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

4.16.2.	Provision for Return of Engines

They are estimated based on the minimum contractual conditions under which the equipment must be returned to the lessor, observing the historical costs incurred and the conditions of the equipment at the time of the appraisal. These provisions are recorded in the income statement for the fiscal year from the moment the contractual requirements are met, and the next maintenance is scheduled for a date later than the date scheduled to return the engine. The Company estimates the provision for the return of the engine according to the expense expected to incur and when the amount can be reliably estimated. The amount of a provision will be the present value of the expenses that are expected to be required to settle the minimum obligation. The term will be based on the date that the leased engine is expected to be returned, that is, the term of the lease.

4.16.3.	Provision for Tax and Labor Risks

The Company is a party to a number of judicial and administrative proceedings, mainly in Brazil, whose assessments of the likelihood of loss include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections, or additional exposures identified based on new matters or court decisions.

4.17.	Post-Employment Benefits

As of the fiscal year ended December 31, 2019, the Company started to recognize actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with CPC 33 (R1) - “Benefits to Employees”, corresponding to IAS 19. Actuarial gains and losses are recognized in other comprehensive income (expenses) based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the income (expense) for the fiscal year.

4.18.	Recognition of Revenue

4.18.1.	Revenue from Passengers, Cargo and Ancillary Services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

46

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are highly likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration.

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

4.18.2.	Mileage Revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction.

The revenue is recognized in the income (expenses) for the fiscal year when the miles are redeemed by participants in the Smiles Program and exchanged for awards with their partners. From the perspective of the consolidated financial statements, the cycle of recognition of revenue in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported.

The subsidiary Smiles acts as an agent and fulfills its performance obligation when participants redeem the miles of the Smiles Program and exchange them for awards with its partners. This is the moment when revenue is recognized in the income (expenses). Accordingly, the gross revenue is shown net of its respective direct variable costs related to making goods and services available to participants.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue, which in turn is established based on the calculation of miles that have a high expiration potential to their non-use by the Smiles Program’s participants. The calculation is applied to the miles issued in the period, giving rise to the breakage revenue.

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue, statistical calculation reviewed annually.

4.18.3.	Adoption of Hedge Accounting to Protect Future Revenues with Passengers and Ancillary Services

In the regular course of its operations, the Company has recurring sales in U.S. dollars (“US$”), mainly as a result of international routes in South, Central, and North America. Accordingly, as of August 1, 2019, the Management has adopted the cash flow hedge accounting as a way to reduce the volatility for these future foreign currency revenues, which are considered highly probable, as provided for and stated in Paragraph 6.3.1 of CPC 48, using as hedge instruments the lease agreements recorded as a debt due to the adoption of CPC 06 (R2).

47

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accumulated in shareholders’ equity, “Adjustments to Equity Valuation”, appropriated to the Company’s income (expenses) upon the realization of the revenues from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's income (expenses). The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease contracts linked to the US$; (3) amount designated: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 lease agreements linked to US$; (3) designated amount: 60 months of highly probable revenues based on a range of 80 to 85% of historically earned revenues, totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

4.19.	Share-Based Compensation

4.19.1.	Stock Options

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the vesting date by the Black-Scholes method, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The accumulated expense recognized reflects the acquisition period and the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the fiscal year is recognized in the income statement.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share.

The plans have been carried out with the delivery of the shares.

4.19.2.	Restricted Shares

The Company can also offer to its executives a plan to transfer restricted shares, taking place at the end of three or four years after the grant date, as set forth in each program’s plan, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the income (expenses) for the fiscal year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

The plans have been carried out with the delivery of the shares.

4.20.	Profit-Sharing for Employees and Members of the Management

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. For the members of the management the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing is recognized in the income statement for the period in which the goals are achieved.

48

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.21.	Financial Revenues and Expenses

Include interest revenues on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the income (expenses), interest on loans and financing, commissions and bank charges, among others. Interest revenues and expenses are recognized in the income statement using the effective interest method.

4.22.	Earnings (Loss) per Share

Basic earnings per share are calculated by dividing the net income for the fiscal year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares unless these adjustments are not dilutive.

4.23.	Information by Segment

An operating segment is part of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information to make decisions. The Company’s Management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure and represent the main types of business: air transportation and mileage program.

4.23.1.	Air Transportation Segment

The operations in this segment originate mainly from the subsidiary GLA, for the provision of air passenger transportation services and the main revenue-generating assets are its aircraft. Other revenues originate mainly from cargo operations and related services such as baggage drop-off, fines for rebooking and cancellation of tickets, etc.

4.23.2.	Loyalty Program Segment

The operations of this segment are represented by transactions for the sale of miles to air and non-air partners. In this context, includes the management of the program, the marketing and redemption rights of products and services and the creation and management of a database of individuals and companies. The main cash-generating asset is its portfolio of program participants.

4.24.	Transactions in Foreign Currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the income statement for the fiscal year.

49

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The exchange rate changes in reais in effect on the base date of these financial statements are as follows:

	Final Rate		Average Rate
	2020	2019	2020	2019
U.S. Dollar	5.1967	4.0307	5.1425	4.1102
Argentinian Peso	0.0617	0.0673	0.0622	0.0686

4.25.	Statement of Added Value (“DVA”)

Has the purpose to show the wealth generated by the Company and its distribution during a given fiscal year. Presented by the Company as required by Brazilian Corporation Law as part of its financial statements and as additional information to the consolidated financial statements under IFRS standards. The DVA was prepared based on information obtained in the accounting records following the provisions in CPC 09 - “Statement of Added Value”.

4.26.	New Accounting Standards and Pronouncements Adopted in the Current Fiscal Year

The standards listed below have become valid for annual periods beginning on or after January 1, 2020. The Company decided not to adopt in advance any other standard, interpretation or amendment that has been issued but is not yet in force.

4.26.1.	Changes to CPC 15 (R1): Definition of the Business

The amendments to CPC 15 (R1) clarify that, to be considered a business, an integrated set of activities and assets must include, at a minimum, an input - input of resources and a substantive process that, together, contribute significantly to the capacity to generate output - output of resources. In addition, clarified that a business can exist without including all inputs - inputs of resources and processes necessary to create outputs - outputs of resources. These changes had no impact on the Company's parent company and consolidated financial statements, but may impact future periods if the Company enters into any business combinations.

4.26.2.	Changes to CPC 38, CPC 40 (R1) and CPC 48: Reform of the Reference Interest Rate.

The amendments to Pronouncements CPC 38 and CPC 48 provide exemptions that apply to all protective relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedged item or hedging instrument. These changes have no impact on the Company's parent company and consolidated financial statements, since it does not have interest rate hedging relationships.

4.26.3.	Changes to CPC 26 (R1) and CPC 23: Definition of the Material

The amendments provide a new definition of material that states, “the information is material if its omission, distortion or obscurity could reasonably influence decisions that primary users of general purpose financial statements make based on those financial statements, which provide financial information on entity-specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or in combination with other information, in the context of the financial statements. Distorted information is material if one could reasonably be expected to affect decisions made by primary users. These changes had no impact on the parent company and consolidated financial statements, nor is it expected to have any future impact for the Company.

50

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.26.4.	Revision in CPC 00 (R2): Conceptual Framework for the Financial Report

The revised pronouncement include some new concepts, updates definitions and recognition criteria of assets and liabilities, and clarifies some important concepts. These changes had no impact on the Company's parent company and consolidated financial statements.

4.26.5.	Changes to CPC 06 (R2): Benefits related to COVID-19 granted to Lessees under Lease Agreements.

The amendments provide for concession to lessees in the application of the guidelines of CPC 06 (R2), equivalent to IFRS 16, on the modification of the lease, when accounting for the related benefits as a direct result of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess if a benefit related to COVID-19 granted by the lessor is a modification of the lease. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to COVID-19 in the same way that it would account for the change applying CPC 06 (R2) if the change was not a change of the lease agreement.

For agreements renegotiated until June 2020, which had only their payments postponed until June 2021, and meet the conditions provided for in the standard, the Company chose not to evaluate such changes as changes to the lease agreements, having applied the practical expedient above.

4.27.	Main Accounting Estimates and Assumptions Used

As disclosed in Note 2, the Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

• ticket and miles breakage revenue (Note 4.18.1 and 4.18.2);

• allowance for expected loss on trade receivables accounts (Note 8);

• advances to suppliers and third parties (Note 10);

• annual analysis of the recoverable amount of taxes deferred (Note 12);

• impairment test of maintenance deposits (Note 13);

• useful life of property, plant, and equipment and intangible assets with defined useful life (Notes 15 and 16);

• annual impairment test of goodwill (Note 16);

• impairment test of slots (Note 16);

• advance ticket sales (Note 22);

• provision for the return of aircraft and engines (Note 24);

• provisions for post-employment benefits (Note 24);

• provision for tax, civil and labor risks (Note 24);

• share-based compensation transactions (Note 27);

• rights and obligations with derivative transactions (Note 34); and

• fair value of financial instruments (Note 34).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the period in which such revisions are made.

51

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.28.	New Accounting Standards and Pronouncements not yet Adopted

4.28.1.	Changes to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, IASB issued amendments to Paragraphs 69 to 76 of IAS 1, related to CPC 26, to specify the requirements to classify the liability as current or non-current. The amendments clarify:

•	What means a right to postpone liquidation;
•	That the right to postpone must exist on the base date of the report;
•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

The changes are valid for periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company currently assesses if such changes will have an impact on its financial statements.

According to the Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the income (expenses) or shareholders’ equity disclosed by the Company.

5.	Cash and Cash Equivalents

	Parent Company		Consolidated
	2020	2019	2020	2019
Cash and Bank Deposits	374,271	488	428,812	418,447
Cash Equivalents	49,666	1,016,258	234,018	1,226,978
Total	423,937	1,016,746	662,830	1,645,425

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2020	2019	2020	2019

Domestic Currency
Private Bonds	49,014	366,338	170,359	514,356
Automatic Investments	652	-	59,936	5,505
Total Domestic Currency	49,666	366,338	230,295	519,861

Foreign Currency
Private Bonds	-	649,920	3,723	707,117
Total Foreign Currency	-	649,920	3,723	707,117

Total	49,666	1,016,258	234,018	1,226,978

6.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	2020	2019	2020	2019

Domestic Currency
Government Bonds	72.7% of CDI	-	-	22,465	56,532
Investment Funds	77.7% of CDI	236	673	603,698	862,868
Total Domestic Currency		236	673	626,163	919,400

Foreign Currency
Private Bonds	0.6%	-	-	2,415	1,713
Government Bonds	-	-	-	-	29,684
Investment Funds	0.6%	-	-	757	2,965
Total Foreign Currency		-	-	3,172	34,362

Total		236	673	629,335	953,762

Current		236	673	628,343	953,762
Noncurrent		-	-	992	-
52

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Restricted Cash

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	2020	2019	2020	2019

Domestic Currency
Import Financing	96.6% of CDI	-	2,428	213,153	116,932
Letter of Guarantee - Legal Proceedings	85.8% of CDI	4,201	3,971	56,440	115,995
Letter of Credit – Maintenance Deposit	97.9% of CDI	-	-	155,184	136,438
Working Capital line of credit	99.9% of CDI	-	-	52,927	510
Total Domestic Currency		4,201	6,399	477,704	369,875

Foreign Currency
Financing with Ex-lm Bank Collateral	0.2%	-	-	31,206	-
Hedge Margin	-	-	-	35,697	74,431
Total Foreign Currency		-	-	66,903	74,431

Total		4,201	6,399	544,607	444,306

Current		4,194	6,399	355,769	304,920
Noncurrent		7	-	188,838	139,386

8.	Trade Receivables

	Consolidated
	2020	2019

Domestic Currency
Credit Card Administrators	318,869	740,967
Travel Agencies	266,086	253,494
Cargo Agencies	29,902	33,677
Airline Partner Companies	8,877	291
Others	13,845	15,690
Total Domestic Currency	637,579	1,044,119

Foreign Currency
Credit Card Administrators	77,616	121,844
Travel Agencies	13,960	36,845
Cargo Agencies	122	1,384
Airline Partner Companies	19,464	30,740
Others	9,005	11,550
Total Foreign Currency	120,167	202,363

Total	757,746	1,246,482

Estimated Losses from Doubtful Accounts	(18,047)	(16,952)

Total Trade Receivables	739,699	1,229,530

53

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	2020	2019
To be Due
Until 30 days	459,338	567,567
From 31 to 60 days	88,893	213,334
From 61 to 90 days	33,121	100,478
From 91 to 180 days	54,832	187,883
From 181 to 360 days	41,484	76,902
Above 360 days	256	1,499
Total to be Due	677,924	1,147,663

Overdue
Until 30 days	10,278	47,959
From 31 to 60 days	21,677	23,290
From 61 to 90 days	13,501	3,986
From 91 to 180 days	11,474	3,009
From 181 to 360 days	785	421
Above 360 days	4,060	3,202
Total Overdue	61,775	81,867

Total	739,699	1,229,530

The changes in the expected loss on trade receivables are as follows:

	Consolidated
	2020	2019
Balance at the Start of the Fiscal Year	(16,952)	(11,284)
(Additions) and Exclusions	(1,095)	(13,499)
Unrecoverable Amounts	-	7,831
Balances at the End of the Fiscal Year	(18,047)	(16,952)

9.	Inventories

	Consolidated
	2020	2019
Consumables	14,533	14,274
Parts and Maintenance Materials	181,105	184,939
Total	195,638	199,213

54

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The changes in the provision for obsolescence are as follows:

	Consolidated
	2020	2019
Balances at the Start of the Fiscal Year	(14,302)	(12,808)
Additions	(702)	(2,168)
Write-Offs	2,142	674
Balances at the End of the Fiscal Year	(12,862)	(14,302)

10.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	2020	2019	2020	2019

Advance to Domestic Suppliers	-	-	290,664	95,596
Advances to Foreign Suppliers	10,441	37	68,873	25,316
Advance for Materials and Repairs	-	-	48,933	48,930
Other Advances	-	-	-	20,883
Total Advances to Suppliers	10,441	37	408,470	190,725

Current	10,441	37	318,769	142,338
Noncurrent	-	-	89,701	48,387

11.	Taxes to Recover

	Parent Company		Consolidated
	2020	2019	2020	2019
Prepaid Income Tax and Social Contribution to Recover	18,335	27,552	109,231	195,864
Withholding Income Tax	-	-	-	3,969
PIS and COFINS to Recover(*)	-	-	387,033	273,152
Value Added Tax (VAT), Abroad	-	-	3,998	4,650
Others	62	60	5,097	6,181
Total	18,397	27,612	505,359	483,816

Current	6,295	5,163	186,955	309,674
Noncurrent	12,102	22,449	318,404	174,142

(*) During the fiscal year ended December 31, 2020, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$126,675. As of December 31, 2019, the subsidiaries Smiles Fidelidade and GLA calculated out-of-date PIS and COFINS credits, totaling R$49,518 and R$91,066, respectively.

55

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.	Deferred Taxes

12.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2019	Income (Expenses)	December 31, 2020	December 31, 2019	Income (Expenses)	Shareholders’ Equity and Others (*)	December 31, 2020
Deferred Assets
Tax Losses	39,890	(1,969)	37,921	42,795	(5,186)	312	37,921
Negative Basis of Social Contribution	14,360	(710)	13,650	14,360	(710)	-	13,650
Temporary Differences:
Provision for Losses on Other Credits	1,957	47	2,004	1,958	46	-	2,004
Provision for Legal Proceedings and Tax Liabilities	696	(779)	(83)	696	(779)	-	(83)
Others	-	-	-	-	15	56	71
Total Income Tax and Social Contribution Deferred - Assets	56,903	(3,411)	53,492	59,809	(6,614)	368	53,563
Deferred Liabilities
Temporary Differences:
Derivative Transactions	-	-	-	(42,154)	13,252	-	(28,902)
Breakage Provision	-	-	-	(196,206)	2,708	-	(193,498)
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(183,977)	(10,812)	-	(194,789)
Reversal of Goodwill Amortization for Tax Purposes	-	-	-	(127,659)	-	-	(127,659)
Provision for Doubtful Accounts	-	-	-	17,035	(6,737)	-	10,298
Provision for Losses on Other Credits	-	-	-	183,053	8,095	-	191,148
Provision for Legal Proceedings and Tax Liabilities	-	-	-	91,051	33,672	-	124,723
Aircraft Return	-	-	-	146,239	44,539	-	190,778
Aircraft Leases and Others	-	-	-	64,379	(55,793)	-	10,586
Unrealized Profits	-	-	-	68,111	1,732	-	69,843
Others	-	-	-	89,313	(8,463)	214	81,064
Total Income Tax and Social Contribution Deferred - Liabilities	-	-	-	(244,041)	24,193	214	(219,634)
Total Effect of Deferred Taxes in the Income (Expenses)	-	(3,411)	-	-	17,579	-	-

(*) Exchange rate change recognized in other comprehensive income (expenses).

56

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on December 31, 2020 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future income (expenses).

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2021	1,438
2022	9,128
2023	12,657
2024	13,191
2025 to 2030	15,157
Total	51,571

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	2020	2019
Income Tax Loss	8,401,388	5,017,227
Negative Basis of Social Contribution	8,401,388	5,017,227

Potential Tax Credit	2,856,472	1,705,857

The reconciliation of effective income taxes and social contribution rates for the periods ended December 31, 2020 and 2019 is as follows:

	Parent Company		Consolidated
	2020	2019	2020	2019

Loss before Income Tax and Social Contribution	(5,978,491)	(141,376)	(5,817,293)	388,945
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	2,032,687	48,068	1,977,880	(132,241)

Adjustments to Calculate the Actual Tax Rate:
Equity Income (Loss)	(1,811,034)	173,375	(149)	26
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(29,562)	(192,511)	(4,734)	(207,565)
Nondeductible Expenses, Net	(1,028)	(956)	(124,577)	(61,219)
Exchange Rate Change on Foreign Investments	(191,052)	(29,603)	(174,151)	(101,329)
Interest on Shareholders’ Equity	(9,648)	(9,115)	8,693	8,212
Overdue Tax Credit	-	34,845	-	31,942
Benefit (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	-	-	(1,760,920)	252,567
Total Income Tax and Social Contribution	(9,637)	24,103	(77,958)	(209,607)

Income Tax and Social Contribution
Current	(6,226)	(8,591)	(95,537)	(178,621)
Deferred	(3,411)	32,694	17,579	(30,986)
Total Income Tax and Social Contribution	(9,637)	24,103	(77,958)	(209,607)

57

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.	Deposits

	Parent Company		Consolidated
	2020	2019	2020	2019
Maintenance deposits	-	-	1,032,418	830,282
Court Deposits	49,838	61,447	667,565	841,746
Deposit in Guarantee for Lease Agreements	68,423	51,055	358,472	296,327
Total	118,261	112,502	2,058,455	1,968,355

13.1.	Maintenance deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2020 was R$273,311 (R$213,449 on December 31, 2019).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2020, the balance referring to such reserves was R$759,108 (R$616,833 on December 31, 2019).

13.2.	Judicial Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, whenever blocks occur, their exclusion and respective release of the retained funds is demanded. As of December 31, 2020, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$91,378 and R$108,350, respectively (R$115,390 and R$107,510 as of December 31, 2019), the remaining amounts refer to legal proceedings to which the Company is the main party.

13.3.	Deposits in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which can be fully redeemed at maturity.

58

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.	Investments

14.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Material Information on Subsidiaries on December 31, 2020
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,610	1,318
Interest %	100.0%	52.60%	60.0%

Shareholders’ Equity (Deficit)	(12,670,479)	1,350,329	1,359
Unrealized Gains (a)	-	(135,578)	-
Adjusted Shareholders’ Equity (b)	(12,670,479)	574,717	815

Net Income (Loss) for the Fiscal Year	(5,426,288)	195,957	(732)
Unrealized Gains for the Fiscal Year (a)	-	(3,363)	-
Adjusted Net Income (Expenses) for the Fiscal Year (b)	(5,426,288)	99,717	(439)

Material Information on Subsidiaries on December 31, 2019
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,610	1,318
Interest %	100.00%	52.61%	60.00%

Shareholders’ Equity (Deficit)	(6,498,660)	1,205,335	2,091
Unrealized Gains (a)	-	(132,215)	-
Adjusted Shareholders’ Equity (b)	(6,498,660)	501,986	1,254

Net Income (Expenses) for the Fiscal Year	215,027	626,725	129
Unrealized Gains for the Fiscal Year (a)	-	(35,909)	-
Adjusted Net Income (Expenses) for the Fiscal Year (b)	215,027	294,899	77

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders’ equity and adjusted net profit (loss) for the fiscal year corresponds to the percentage of total shareholders’ equity and net profit (loss) of unrealized profits.

14.2.	Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances on December 31, 2019	(6,498,660)	501,986	(5,996,674)	1,254
Equity Income (Expenses)	(5,426,288)	99,717	(5,326,571)	(439)
Unrealized Income (Expenses) on Hedge	(781,033)	-	(781,033)	-
Foreign Exchange Rate Change on Investment Conversion Abroad	-	564	564	-
Dividends and Interest on Shareholders’ Equity	-	(28,370)	(28,370)	-
Share-Based Compensation	21,039	1.259	22,298	-
Actuarial Losses from Post-Employment Benefits	14,463	(87)	14,376	-
Effect from Dilution in the Equity Interest	-	(353)	(352)	-
Balances on December 31, 2020	(12,670,479)	574,718	(12,095,762)	815

59

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.	Property, Plant & Equipment

15.1.	Parent Company

On December 31, 2020, the balance of Property, Plant & Equipment was R$68,660 in the subsidiary GAC. On December 31, 2019, the balance totaled R$131,841, mainly related to advances for the acquisition of aircraft, which were partially returned by the manufacturer during 2020, see agreement mentioned in Note 1.3, and R$108,538 relating to ownership rights over the aircraft in the subsidiary GAC, which were written-off in line with the sale leaseback transactions carried out in 2020.

60

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.2.	Consolidated

	Weighted Average Rate (p.a.)	2019	Contractual Amendments	Write-Off	Transfers	2020
Flight Equipment
Cost
Aircraft - ROU(1) with Purchase Option (5)		660,256	-	(660,256)	-	-
Aircraft - ROU with no Purchase Option		3,561,980	704,253	(245,524)	-	4,020,709
Spare Parts and Engines – Own(6) (7)		1,764,295	206,253	(5,887)	(250)	1,964,411
Spare Parts and Engines - ROU		109,977	(15,296)	(10,352)	-	84,329
Aircraft and Engine Improvements		3,084,023	351,386	(229,024)	-	3,206,385
Tools		53,454	2,311	(194)	250	55,821
		9,233,985	1,248,907	(1,151,237)	-	9,331,655
Depreciation
Aircraft - ROU with Purchase Option (5)		(226,433)	(2,935)	229,368	-	-
Aircraft - ROU with no Purchase Option	16.52%	(719,377)	(783,678)	82,407	-	(1,420,648)
Spare Parts and Engines – Own (6) (7)	7.13%	(706,381)	(133,806)	3,139	-	(837,048)
Spare Parts and Engines - ROU	25.59%	(26,745)	(30,274)	9,079	-	(47,940)
Aircraft and Engine Improvements	44.20%	(1,717,552)	(780,054)	215,564	-	(2,282,042)
Tools	10.00%	(24,712)	(4,148)	163	-	(28,697)
		(3,421,200)	(1,734,895)	539,720	-	(4,616,375)

Total Net - Flight Equipment		5,812,785	(485,988)	(611,517)	-	4,715,280

Property, Plant & Equipment in Use
Cost
Vehicles		11,681	159	(576)	-	11,264
Machinery and Equipment		63,091	888	(1,138)	-	62,841
Furniture and fixtures		32,983	1,386	(1,579)	-	32,790
Computers and Peripherals - Own		45,732	2,863	(1,108)	-	47,487
Computers and Peripherals – ROU		21,992	-	-	-	21,992
Communication Equipment		2,548	8	(323)	-	2,233
Security Equipment		856	-	(801)	-	55
Third-Party Property Improvements - CMA (3)		107,637	-	-	-	107,637
Third-Party Property Improvements		71,174	330	-	4,210	75,714
Third-Party Properties - ROU		22,354	5,583	(70)	-	27,867
Construction in Progress		17,906	1,141	-	(4,210)	14,837
		397,954	12,358	(5,595)	-	404,717
Depreciation
Vehicles	20.00%	(9,291)	(595)	314	-	(9,572)
Machinery and Equipment	10.00%	(45,437)	(4,045)	1,065	-	(48,417)
Furniture and fixtures	10.00%	(19,908)	(2,088)	1,513	-	(20,483)
Computers and Peripherals - Own	20.00%	(33,190)	(3,740)	1,093	-	(35,837)
Computers and Peripherals – ROU	35.26%	(7,682)	(7,778)	-	-	(15,460)
Communication Equipment	10.00%	(2,081)	(95)	305	-	(1,871)
Security Equipment	10.00%	(615)	(3)	586	-	(32)
Third-Party Property Improvements - CMA	12.05%	(102,675)	(4,962)	-	-	(107,637)
Third-Party Property Improvements	20.31%	(39,039)	(10,289)	-	-	(49,328)
Third-Party Properties - ROU	35.57%	(7,156)	(8,748)	70	-	(15,834)
		(267,074)	(42,343)	4,946	-	(304,471)
Total Net - Property, Plant & Equipment in Use		130,880	(29,985)	(649)	-	100,246

Impairment Losses (2)	-	(41,719)	7,389	-	-	(34,330)
Total		5,901,946	(508,584)	(612,166)	-	4,781,196

Advances to Suppliers (4)	-	156,155	96,537	(73,600)	-	179,092
Total Property, Plant & Equipment		6,058,101	(412,047)	(685,766)	-	4,960,288

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) The write-off refers to PDP return, as mentioned in note 1.3.

(5) Write-off resulting from the sale-leaseback transaction, see Note 18.1.

(6) As of December 31, 2020, the balance of spare parts is granted as a guarantee to Secured Senior Notes 2026, according to note 17.

(7) As of December 31, 2020, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to note 17.

61

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
	Weighted Average Rate (p.a.)	2019	Additions	Write-Off	2020
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	579,370	63,993	(135,629)	507,734
Others	-	10,000	-	-	10,000
Total Cost		2,170,572	63,993	(135,629)	2,098,936

Amortization
Software	25.73%	(389,730)	(91,314)	135,383	(345,661)
Others	20.00%	(4,167)	(2,000)	-	(6,167)
Total Amortization		(393,897)	(93,314)	135,383	(351,828)

Intangible Assets, Net		1,776,675	(29,321)	(246)	1,747,108

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020, and 2019 through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

62

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the slots are fully allocated to GLA’s cash-generating unit, as shown below.

	Goodwill		Slots
	GLA	Smiles
December 31, 2020
Book Value	325,381	216,921	1,038,900
Value in Use	20,784,520	6,771,427	21,064,362

Discount Rate	13.98%	14.72%	12.20%
Perpetuity Growth Rate	3.25%	3.25%	3.25%

December 31, 2019
Book Value	325,381	216,921	1,038,900
Book Value – UGC	3,615,949	161,669	3,615,949
Value in Use	26,543,428	6,061,994	21,373,789

Discount Rate	12.20%	12.07%	12.85%
Perpetuity Growth Rate	3.55%	3.55%	3.53%

The results obtained were compared with the carrying amount of each cash generating unit, and, as a result, the Company did not recognized impairment losses on its CGUs.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

•	Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.
•	Demand: Market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.
•	Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).
•	Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

63

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			2019										2020
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Current	Noncurrent	Total
In US$:
Term Loan B (a)	08/2020	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Guaranteed Funding (b)	12/2021	9.50%	-	-	-	1,367,825	-	(833,171)	36,749	(36,366)	(50,924)	-	484,113	-	484,113
Senior Notes 2022 (c)	01/2022	8.88%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (1) (d)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(374,994)	-	178,414	(75,486)	424,327	(416)	37,960	1,896,854	1,934,814
Senior Notes 2025 (e)	01/2025	7.00%	75,587	2,548,472	2,624,059	37,322	-	-	235,588	(215,506)	751,423	5,951	98,521	3,340,316	3,438,837
Secured Notes 2026 (f)	06/2026	8.00%	-	-	-	952,509	-	-	1,828	-	20	1,293	1,848	953,802	955,650
Perpetual Notes (g)	-	8.75%	12,815	620,328	633,143	-	-	-	69,356	(69,593)	183,393	-	16,522	799,777	816,299
Total			1,359,547	5,235,593	6,595,140	2,357,656	(374,994)	(2,880,439)	594,369	(515,278)	1,838,911	14,348	638,964	6,990,749	7,629,713

(1) Exchangeable Senior Notes see Note 34.2.

(a)	Term Loan raised by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines.
(b)	Backed financing raised by the subsidiary Gol Finance on August 31, 2020, with Delta Airlines, backed by Smiles’ shares and other assets, maturing on December 30, 2021.
(c)	Issuance of Senior Notes 2022 by the subsidiary Gol Finance on September 24, 2014, to renegotiate the Company's indebtedness.
(d)	Issuance of Exchangeable Senior Notes (“ESN”) by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million maturing in 2024, on which nominal interest of 3.75% p.a. will be charged.
(e)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance on December 11, 2017 and February 2, 2018, to repurchase Senior Notes and general purposes of the Company.
(f)	Issuance of Secured Notes 2026 by the subsidiary Gol Finance on December 23, 2020 totaling US$200 million, maturing on June 30, 2026.
(g)	Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase.

64

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			2019											2020
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Current	Noncurrent	Total
In R$:
Working Capital (a)	10/2025	6.48%	-	-	-	704,172	-	(450,532)	20,261	(17,011)	-	-	239,615	17,275	256,890
Debentures VII (b)	03/2022	3.41% (3)	289,423	289,302	578,725	-	-	-	25,936	(23,638)	-	6,065	440,918	146,170	587,088

In US$:
Term Loan B (c)	08/2020	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Import Financing (d)	01/2021	5.63%	663,979	-	663,979	25,974	-	(103,238)	41,326	(45,856)	201,474	-	783,659	-	783,659
Guaranteed Funding (e)	12/2021	9.50%	-	-	-	1,367,825	-	(833,171)	36,749	(36,366)	(50,924)	-	484,113	-	484,113
Senior Notes 2022 (f)	01/2022	8.88%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
Financing with Ex-lm Bank Collateral (g)	12/2022	0.92%	180,812	76,395	257,207	124,074	-	(216,829)	5,488	(4,469)	71,877	7,396	194,786	49,958	244,744
ESN (1) (h)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(374,994)	-	178,414	(75,486)	424,327	(416)	37,960	1,896,854	1,934,814
Spare Engine Facility (i)	09/2024	2.56%	17,551	201,084	218,635	-	-	(63,482)	8,957	(9,282)	64,670	282	22,771	197,009	219,780
Senior Notes 2025 (j)	01/2025	7.00%	75,587	2,548,472	2,624,059	37,322	-	-	235,588	(215,506)	751,423	5,951	98,521	3,340,316	3,438,837
Secured Notes 2026 (k)	06/2026	8.00%	-	-	-	952,509	-	-	1,828	-	20	1,293	1,848	953,802	955,650
Loan Facility (l)	03/2028	4.73%	31,727	150,821	182,548	59,949	-	(33,719)	11,974	(8,969)	53,681	237	32,566	233,135	265,701
Perpetual Bonds (2) (m)	-	8.75%	12,815	533,935	546,750	99,135	-	-	60,035	(60,117)	159,887	-	16,522	789,168	805,690
Total			2,543,039	5,866,802	8,409,841	3,370,960	(374,994)	(3,748,239)	698,990	(615,027)	2,207,107	28,328	2,353,279	7,623,687	9,976,966

(1)       Exchangeable Senior Notes see Note 34.2.

(2)       It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA on December 31, 2020, totaling R$10,609 (R$86,393 on December 31, 2019).

(3)       During the fiscal year ended on December 31, 2020, after Split there was division into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% and Series 3 with CDI rate + 3.50%.

(a)   Issuance of transactions with the purpose maintaining and managing the Company's working capital.

(b)  Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.

(c)   Term Loan raised by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines.

(d)  Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.

(e)  Backed financing raised by the subsidiary Gol Finance on August 31, 2020, with Delta Airlines, backed by Smiles’ shares and other assets, maturing on December 30, 2021.

(f)   Issuance of Senior Notes 2022 by the subsidiary Gol Finance on September 24, 2014, to renegotiate the Company's indebtedness.

(g)   Financing to perform engine maintenance services with Ex-Im Bank guarantee with an average rate of 0.81% p.a., in four transactions, with three transaction maturing in 2021 and one transaction maturing in 2022.

(h)  Issuance of Exchangeable Senior Notes (“ESN”) by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million maturing in 2024.

(i)   Loan backed by the Company's own engines, maturing in 2024.

(j)   Issuance of Senior Notes 2025 by the subsidiary Gol Finance on December 11, 2017 and February 2, 2018, to repurchase Senior Notes and general purposes of the Company.

(k)   Issuance of Secured Notes 2026 by the subsidiary Gol Finance on December 23, 2020 totaling US$200 million, maturing in 2026.

(l)   Loans with a guarantee of 5 engines in total, made on June 28, 2018. The contracted rates vary between Libor 1m + 3.25% p.a. until Libor 3m + 4.4% p.a.

(m) Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase.

65

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Total debt of the parent company and consolidated included fundraising and premiums costs of R$173,086 and R$189,195, respectively, on December 31, 2020 (R$119,118 and R$143,119 on December 31, 2019), which are amortized over the term of the related debt. The total also includes amortizable goodwill and fair value of the derivative financial instrument, both referring to ESN, totaling R$42,226 and R$346,030, respectively, on December 31, 2020 (R$54,479 and R$626,557 on December 31, 2019).

17.1.	New Loans and Financing during the Fiscal Year ended on December 31, 2020

17.1.1.	Working Capital

During the fiscal year ended December 31, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital. Information on such financing is presented below:

Date -	Amount	Interest	Date -
Transaction	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
April 20, 2020	21,195	8.52%	July 20, 2020
April 20, 2020	72,000	10.03%	July 20, 2020
April 20, 2020	94,830	8.99%	August 18, 2020
May 8, 2020	147,871	CDI + 6.9%	August 7, 2020
May 11, 2020	10,013	8.60%	August 10, 2020
May 13, 2020	24,000	CDI + 8%	March 12, 2021
May 15, 2020	254,468	CDI + 2.5%	November 9, 2020
October 7, 2020	59,795	8.58%	December 7, 2020
October 23, 2020	10,000	6.90%	October 23, 2025
November 26, 2020	10,000	10.69%	May 19, 2023
Total	704,172
Renegotiations
April 20, 2020	94,830	8.99%	August 18, 2020
May 8, 2020	105,903	CDI + 6.9%	August 7, 2020
June 18, 2020	21,195	8.52%	August 20, 2020
July 7, 2020	110,903	CDI + 6.9%	August 7, 2020
July 20, 2020	50,000	10.03%	November 17, 2020
August 7, 2020	44,361	CDI + 6.9%	November 5, 2020
August 10, 2020	10,013	8.60%	September 30, 2020
August 18, 2020	94,830	8.99%	September 30, 2020
August 31, 2020	114,666	CDI + 2.50%	March 15, 2021
September 2, 2020	37,640	10.03%	December 1, 2020
September 30, 2020	94,830	8.99%	December 15, 2020
September 30, 2020	10,013	8.60%	December 15, 2020
December 7, 2020	59,795	8.58%	March 5, 2021
December 15, 2020	94,830	8.99%	March 15, 2021
December 15, 2020	10,013	8.60%	March 15, 2021
Total	953,822

17.1.2.	Import Financing

During the fiscal year ended December 31, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. Which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. Information on such financing is presented below:

66

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Date -	Amount		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
February 19, 2020	5,920	25,974	4.07%	February 13, 2021

Renegotiations
January 2, 2020	4,335	18,508	5.79%	June 30, 2020
January 14, 2020	4,571	19,516	6.22%	May 13, 2020
January 17, 2020	6,455	27,560	5.71%	July 15, 2020
January 21, 2020	8,595	36,696	6.22%	May 20, 2020
January 24, 2020	4,815	20,558	4.17%	January 15, 2021
January 31, 2020	5,925	25,297	5.63%	July 29, 2020
February 14, 2020	7,069	31,801	5.59%	August 12, 2020
February 21, 2020	6,531	29,381	5.56%	August 19, 2020
April 16, 2020	10,400	56,441	4.14%	June 16, 2020
April 22, 2020	5,407	29,344	8.60%	August 20, 2020
April 22, 2020	7,711	41,848	5.65%	October 19, 2020
April 22, 2020	6,053	32,850	5.65%	October 19, 2020
April 24, 2020	9,347	50,726	8.52%	August 24, 2020
May 13, 2020	4,571	19,516	7.93%	September 10, 2020
May 20, 2020	5,148	21,979	7.87%	September 17, 2020
May 29, 2020	7,195	39,042	5.12%	November 25, 2020
June 8, 2020	9,638	52,778	4.95%	November 5, 2020
June 8, 2020	7,823	42,839	4.29%	October 6, 2020
June 8, 2020	10,436	57,148	4.95%	November 5, 2020
June 8, 2020	6,990	38,277	4.29%	October 6, 2020
June 8, 2020	7,045	38,578	4.95%	November 5, 2020
June 15, 2020	735	4,025	4.98%	December 14, 2020
June 16, 2020	10,400	56,441	4.29%	October 14, 2020
June 30, 2020	4,335	18,508	4.92%	December 29, 2020
July 15, 2020	6,455	27,560	4.87%	January 11, 2021
July 29, 2020	5,925	25,297	4.85%	January 25, 2021
August 12, 2020	7,069	31,801	4.32%	September 25, 2020
August 14, 2020	3,396	18,581	3.84%	January 8, 2021
August 19, 2020	6,531	29,381	4.30%	October 2, 2020
August 20, 2020	5,407	29,344	7.75%	December 18, 2020
August 24, 2020	9,347	50,726	7.76%	December 22, 2020
September 10, 2020	4,571	19,516	7.75%	January 8, 2021
September 17, 2020	5,148	21,979	7.75%	January 15, 2021
September 25, 2020	7,069	31,801	4.35%	December 15, 2020
October 2, 2020	6,531	29,381	4.36%	December 15, 2020
October 6, 2020	7,823	42,839	2.93%	January 4, 2021
October 6, 2020	6,990	38,277	2.93%	January 4, 2021
October 14, 2020	10,400	56,441	2.92%	January 9, 2021
October 19, 2020	7,711	41,848	4.74%	December 15, 2020
October 19, 2020	6,053	32,850	4.74%	December 15, 2020
November 5, 2020	9,638	52,778	2.92%	February 3, 2021
November 5, 2020	10,436	57,148	2.92%	February 3, 2021
November 5, 2020	7,045	38,578	2.92%	February 3, 2021
November 12, 2020	6,668	35,554	2.91%	February 10, 2021
November 25, 2020	7,195	39,042	4.42%	December 15, 2020
December 14, 2020	735	4,025	4.76%	March 15, 2021
December 15, 2020	6,531	29,381	4.54%	March 15, 2021
December 15, 2020	7,711	41,848	4.54%	March 15, 2021
December 15, 2020	6,053	32,850	4.54%	March 15, 2021
December 15, 2020	7,195	39,042	4.54%	March 15, 2021
December 15, 2020	7,069	31,801	4.54%	March 15, 2021
December 18, 2020	5,407	29,344	7.76%	June 16, 2021
December 22, 2020	9,347	50,726	7.76%	June 21, 2021
December 29, 2020	4,335	18,508	4.78%	March 29, 2021
Total	363,321	1,837,904
67

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.1.3.	Guaranteed Funding

In August 2020, the Company obtained a bilateral financing from Delta Airlines backed by Smiles shares and other assets totaling US$250 million, corresponding to R$1,367,825 on the funding date.

Date -	Principal		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
August 31, 2020	250,000	1,367,825	9.50%	December 30, 2021

The Company has already paid US$157 million, corresponding to R$833,171 of the principal raised. On December 31, 2020, the amount due, including principal and interest, is US$93,157, R$484,113 considering the closing price of the dollar on the date.

17.1.4.	Financing with Ex-lm Bank Collateral

In June 2020, the Company, through its subsidiary GLA, made the following fundraising with restricted cash (Note 7) assigned as guarantee:

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
June 19, 2020	25,000	129,263	1,003	5,189	Libor 6M + 0.6%	December 23, 2022

17.1.5.	Senior Notes 2026

In December 2020, the Company raised a Senior Secured Notes maturing in June 2026 and backed by fiduciary sales of certain assets: (i) substantially all the Company's intellectual property, including patents, trademarks, brand names and domains; and (ii) GLA aircraft’s spare parts.

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
December 23, 2020	200,000	1,039,340	16,750	86,831	8.00% p.a.	June 30, 2026

17.1.6.	Loan Facility

In March 2020, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. Information on such financing is presented below:

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
March 20, 2020	12,000	60,847	177	898	Libor 1M + 3.33%	March 20, 2028

68

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.2.	Loans and Financing – Noncurrent

On December 31, 2020, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without Maturity Date	Total
Parent Company
In US$:
ESN	-	-	1,896,854	-	-	-	1,896,854
Senior Notes 2025	-	-	-	3,340,316	-	-	3,340,316
Senior Notes 2026	-	-	-	-	953,802	-	953,802
Perpetual Bonds	-	-	-	-	-	799,777	799,777
Total	-	-	1,896,854	3,340,316	953,802	799,777	6,990,749

Consolidated
In R$:
Working Capital	7,543	4,752	2,500	2,480	-	-	17,275
Debentures VII	146,170	-	-	-	-	-	146,170
In US$:
Financing with Ex-lm Bank Collateral	49,958	-	-	-	-	-	49,958
ESN	-	-	1,896,854	-	-	-	1,896,854
Spare Engine Facility	23,075	23,075	150,859	-	-	-	197,009
Senior Notes 2025	-	-	-	3,340,316	-	-	3,340,316
Senior Notes 2026	-	-	-	-	953,802	-	953,802
Loan Facility	30,936	31,961	33,039	34,197	103,002	-	233,135
Perpetual Bonds	-	-	-	-	-	789,168	789,168
Total	257,682	59,788	2,083,252	3,376,993	1,056,804	789,168	7,623,687

The fair value of debt as of December 31, 2020, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	587,088	591,666
Guaranteed Funding	484,113	484,113	484,113	484,113
ESN	1,934,814	1,948,441	1,934,814	1,948,441
Perpetual Notes and Other Senior Notes	5,210,786	4,908,995	5,200,177	4,903,902
Other Existing Loans	-	-	1,770,774	1,770,774
Total	7,629,713	7,341,549	9,976,966	9,698,896

(*) Net Total of Funding Costs.

17.3.	Covenants

The Company has covenants in Guaranteed financing and in Debentures VII.

Within the scope of guaranteed financing, the Company has the observance of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. On December 31, 2020, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this agreement, which meet the covenants.

In Debentures VII, the obligation to measure such indicators is semiannual, being that:

On March 31, 2020, the Debenture Holders’ Meeting was held, where it was decided to suspend the effects of automatic early maturity, given the failure to pay the unit face value of the debentures referring to the installment due on March 28, 2020. At that Meeting, it was decided to extend the debentures’ principal amortization liabilities by 10 days.

69

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On April 9, 2020, the Debenture Holders’ Meeting decided to postpone the scheduled payments of the debentures totaling R$148 million, originally scheduled to occur on March 28, 2020 and thus postponed to March 28, 2022. On this date, the meeting also granted a waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current waiver will remain in force in the fiscal year of 2021.

On September 25, 2020, the Debenture Holders’ Meeting decided to postpone the scheduled payments of debentures totaling R$148 million, originally scheduled to occur on September 28, 2020 and thus postponed to March 28, 2021.

70

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.	Leases to Pay

On December 31, 2020, the balance of leases payable includes: (i) R$16,252 relating to variable payments, not included in the measurement of liabilities, and short-term leases, which fall under the exemption provided for in CPC 06 (R2) - Leases, equivalent to IFRS 16; and (ii) R$7,567,940 referring to the present value on this date of future lease payments. On December 31, 2019, all liabilities related to the present value of future lease payments.

The breakdown and changes in the present value of future lease payments are shown below:

		2019											2020
	Weighted Average Rate (p.a.)	Current	Noncurrent	Total	Additions	Write-Off	Contractual amendment	Payments	Deposit in Guarantee	Interest Incurred	Payment of Interest	Exchange Rate Change	Current	Noncurrent	Total
In R$:
Leases without Purchase Option	13.11%	21,781	23,026	44,807	5,189	-	399	(15,044)	-	12,164	-	-	32,530	14,985	47,515
Total		21,781	23,026	44,807	5,189	-	399	(15,044)	-	12,164	-	-	32,530	14,985	47,515

In US$:
Leases with Purchase Option	3.72%	128,936	419,894	548,830	-	(618,486)	-	(26,049)	-	4,592	(4,530)	95,643	-	-	-
Leases without Purchase Option	12.03%	1,253,995	4,205,148	5,459,143	449,059	(85,678)	220,849	(1,017,599)	(44,736)	801,773	-	1,737,614	1,268,226	6,252,199	7,520,425
Total		1,382,931	4,625,042	6,007,973	449,059	(704,164)	220,849	(1,043,648)	(44,736)	806,365	(4,530)	1,833,257	1,268,226	6,252,199	7,520,425

Total Leases		1,404,712	4,648,068	6,052,780	454,248	(704,164)	221,248	(1,058,692)	(44,736)	818,529	(4,530)	1,833,257	1,300,756	6,267,184	7,567,940

In the Fiscal Year ended December 31, 2020, the Company directly recognized in the cost from services, totaling R$33,721 related to short-term leases and variable payments, on a straight-line basis.

71

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	Without Purchase Option		With Purchase Option
	2020	2019	2019
2020	-	1,691,357	148,613
2021	2,102,771	1,324,403	148,744
2022	1,982,685	1,125,060	207,654
2023	1,642,264	904,627	72,801
2024	1,260,405	651,245	11,279
Thereafter	3,720,405	1,287,742	5,551
Total Minimum Lease Payments	10,708,530	6,984,434	594,642
Less Total Interest	(3,124,338)	(1,480,484)	(45,812)
Present Value of Minimum Lease Payments	7,584,192	5,503,950	548,830
Less Current Portion	(1,317,008)	(1,275,776)	(128,936)
Noncurrent Portion	6,267,184	4,228,174	419,894

During the fiscal year on December 31, 2020, the Company concluded part of the renegotiations of its aircraft and operating engine lease agreements, with no purchase option, which led to contractual changes regarding the postponement of due dates and monthly payments compared to the original terms of the lease agreements. For agreements renegotiated that had their payments postponed until June 2021, the Company chose not to evaluate such changes as modifications to the lease agreements, as foreseen in the amendment to “Technical Pronouncement CPC 06 (R2) – Lease due to Benefit Granted in Lease Agreement Related to Covid-19 for tenants.” For other contracts, the Company recorded the update of these renegotiations, remeasuring the lease liability since the deferral of the installments will occur based on new payment flows, discount rate and exchange rate on the date of the contractual amendment, as provided for in the current regulations. The accumulated effects calculated and updated in the fiscal year of December 31, 2020 were disclosed in note 1.1.5.

18.1.	Sale-Leaseback Transactions

During the fiscal year ended on December 31, 2020, the Company recorded a net gain of R$372, 312 in the parent company results and R$551,942 in the consolidated results from the sale-leaseback transactions of 11 aircraft (R$7,413 and R$7,924 in the parent company and consolidated results respectively, from the sale-leaseback of 1 aircraft during the fiscal year ended on December 31, 2019) recognized recorded in the income statement under “Sale-leaseback transactions” in the group of other operating revenues and expenses, net, see Note 30.

19.	Suppliers

	Parent Company		Consolidated
	2020	2019	2020	2019

Domestic Currency	48,345	15,952	1,164,193	833,781
Foreign Currency	24,357	3,164	481,001	462,636
Total	72,702	19,116	1,645,194	1,296,417

Current	72,702	19,116	1,612,536	1,286,275
Noncurrent	-	-	32,658	10,142

72

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

20.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution and that have been converted into working capital transactions described in note 17. On December 31, 2020, there is no outstanding amount arising from the forfaiting transactions (R$554,467 on December 31, 2019).

21.	Taxes to Collect

	Parent Company		Consolidated
	2020	2019	2020	2019
PIS and COFINS	216	2,278	23,647	39,133
Installments (*)	-	-	41,641	2,117
Income Tax on Salaries	43	32	33,011	54,649
ICMS	-	-	472	424
Income Tax and Social Contribution to Collect	-	1,951	13	9,496
Others	33	-	7,192	10,788
Total	292	4,261	105,976	116,607

Current	292	4,261	73,614	116,523
Noncurrent	-	-	32,362	84

(*) In the fiscal year ended December 31, 2020, the Company paid PIS and COFINS contributions in the ordinary amount totaling R$43,945, for a period of 60 months, having already paid the total of R$4,443 in the same fiscal year.

22.	Advance Ticket Sales

On December 31, 2020, the balance of Advance from ticket sales classified in current liabilities was R$2,050,799 (R$1,966,148 on December 31, 2019) and is represented by 6,691,911 tickets sold and not yet used (6,239,179 on December 31, 2019) with an average use of 102 days (59 days on December 31, 2019).

Balances of advance from ticket sales are shown net of breakage corresponding to R$299,188 on December 31, 2020 (R$415,688 on December 31, 2019).

On December 31, 2020, the Company has reimbursements to pay related to non-performed transports amounting to R$253,963, recorded as Other Current Liabilities.

23.	Frequent-Flyer Program

	Consolidated
	2020	2019
Frequent-Flyer Program	2,145,097	1,755,985
Others	5,817	1,764
Breakage	(569,952)	(577,075)
Total	1,580,962	1,180,674

Current	1,258,502	1,009,023
Noncurrent	322,460	171,651

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use. CPC 47, equivalent to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

73

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

24.	Provisions

	Consolidated
	Provision for Post-Employment Benefits	Provisions for Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056
Recognition (Reversal) of Provision	10,136	(58,702)	288,803	240,237
Provisions Used	-	(113,805)	(187,491)	(301,296)
Changing of Assumptions	(24,541)	-	-	(24,541)
Plan Experience	10,706	-	-	10,706
Present Value Adjustment	6,488	67,609	-	74,097
Exchange Rate Change	-	266,735	(98)	266,637
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896

On December 31, 2020
Current	-	169,381	-	169,381
Noncurrent	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896

On December 31, 2019
Current	-	203,816	-	203,816
Noncurrent	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

24.1.	Provision for Post-Employment Benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

Due to the significant increase in the indicative rates for federal government bonds linked to inflation (NTN-B), with long maturities used, as determined by the applicable accounting standards, to define the discount rate used to calculate post-employment liabilities, generated a reduction in the obligation.

This significant change in the economic circumstance led to update the discount rate hypothesis and, consequently, the obligation and related accounting expense for the remainder of the fiscal year 2020. The amounts referring to the change in the discount rate and loss of experience of the plan were recorded in other comprehensive income (expenses).

The securities used to determine the discount rate assumption were those traded on June 22, 2020. In addition to the discount rate, the long-term inflation assumption was also updated consistent with the Central Bank inflation report. No updates were necessary for the other assumptions used in the calculation.

74

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The actuarial assumptions applied when measuring the post-employment benefit are presented below:

	Consolidated
Actuarial Assumptions	2020	2019
Weighted Average of Assumptions to Determine the Defined Benefit Obligation
Nominal Discount Rate p.a.	7.88%	7.23%
Actual Discount Rate p.a.	4.23%	3.60%
Long-Term Estimated Inflation Rate p.a.	3.00%	3.50%
HCCTR - Nominal Medical Inflation Rate p.a.	6.35%	6.86%
HCCTR - Actual Medical Inflation Rate p.a.	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal Discount Rate	7.23%	9.93%
Actual Discount Rate p.a.	4.23%	5.70%
Long-Term Estimated Inflation Rate	3.50%	4.00%
HCCTR - Nominal Medical Inflation Rate p.a.	6.86%	7.38%
HCCTR - Actual Medical Inflation Rate p.a.	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

		Consolidated
		2020
Current Service Cost Recognized in Income (Expenses)		10,136
Cost of Interests Recognized in Income (Expenses)		6,488
Total		16,624

24.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant & equipment, under the item "Aircraft and Engine Improvements".

24.3.	Provision for Legal Proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

75

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Probable Loss		Possible Loss
	2020	2019	2020	2019
Civil	100,806	78,119	64,181	62,473
Labor	269,297	210,699	238,702	237,253
Tax	22,329	2,400	574,356	586,812
Total	392,432	291,218	877,239	886,538

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate for civil and labor claims.

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims mainly consist of matters related to overtime, hazard pay, risk premium and wage differences.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2020:

•	GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$94,790 (R$82,301 as of December 31, 2019). The classification as a possible risk arises from the fact that there was no express revocation of the tax relief (zero rate) granted to regular air transportation companies.

•	Tax on Services of Any Nature (ISS), amounting to R$25,655 (R$24,809 as of December 31, 2019) arising from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$66,091 (R$64,923 on December 31, 2019) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk arises from the fact that there is no final position of the Superior Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), in the amount of R$65,611 (R$110,741 on December 31, 2019) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	Goodwill GLA (arising from the acquisition of the former VRG) totaling R$88,631 (R$86,998 on December 31, 2019) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	In May 2018, the subsidiary Smiles received a Infraction Notice related to 2014 and 2015, drawn up due to: (i) the deductibility of the goodwill allocated as future profitability after the process of merging GA Smiles into Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The amount of R$126,410 on December 31, 2020 (R$123,495 as of December 31, 2019) was assessed by the Management and legal counsel as a possible risk accepted by the tax authorities, as there are defense arguments in administrative appeal.
76

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$108,515 (R$93,545 on December 31, 2019) which, added to the above lawsuits, total R$574,356 on December 31, 2020 (R$586,812 on December 31, 2019).

25.	Shareholders’ Equity

25.1.	Share Capital

As of December 31, 2020, the Company’s capital stock was R$3,009,436 and represented by 3,137,706,967 shares, comprised by 2,863,682,710 common shares and 274,024,257 preferred shares. The share capital presented is reduced by the costs to issue shares totaling R$155,618 on December 31, 2020 and 2019.

The Company’s shares are held as follows:

	2020			2019
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Fundo Volluto	100.00%	-	22.99%	100.00%	-	23.00%
Mobi FIA	-	37.57%	28.93%	-	37.59%	28.94%
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Others	-	1.91%	1.47%	-	2.23%	1.73%
Market	-	58.97%	45.41%	-	58.63%	45.14%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on December 31, 2020 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On December 31, 2020, the Company had 1,824,034 treasury shares, totaling R$62,215 (3,006,390 shares totaling R$102,543 on December 31, 2019). On December 31, 2020, the closing market price for treasury shares was R$24.94 (R$36.80 on December 31, 2019).

26.	Earnings (Loss) per Share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the income (expenses) for the fiscal year attributed to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the net income for the fiscal year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

77

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2019 and on December 31, 2020, the Company has only one category of potentially dilutive shares (stock option), as described in note 27. Due to the losses ascertained in the fiscal years ended on December 31, 2020 and December 31, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	2020			2019
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Fiscal Year Attributed to Controlling Shareholders	(1,377,078)	(4,611,050)	(5,988,128)	(27,269)	(90,004)	(117,273)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	273,967		2,863,683	270,053
Adjusted Weighted Average Number of Shares Outstanding and Conversions Presumed as Diluted (in thousands)	2,863,683	273,967		2,863,683	270,053

Basic Loss per Share	(0.481)	(16.831)		(0.010)	(0.333)
Diluted Loss per Share	(0.481)	(16.831)		(0.010)	(0.333)

27.	Share-Based Compensation

The Company has two additional compensation plans for the members of its Management: the Stock Option Plan (“Stock Option Plan”) and the Restricted Stock Plan, both with the purpose to stimulate and promote the alignment of the purposes of the Company, the members of the Management and the employees, and mitigate the risks generating value for the Company due to the loss of its executives, strengthening their commitment and productivity in long-term income (expenses).

27.1.	Stock Options Plan - GOL

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three or four years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vesting in three years become vested at 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. For stock option plans exercisable in 4 years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year.

All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

78

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Option Year	Approval Date	Total Options Granted	Number of Options Outstanding	Exercise Price of the Option (in Reais)	Fair Value on the Grant Date (in Reais)	Estimated Volatility of the Share Price	Expected Dividend	Risk-Free Return Rate	Average Remaining Maturity (in years)
2012	October 19, 2012	778,912	227,183	12.81	5.32 (a)	52.25%	2.26%	9.00%	1.7
2013	May 13, 2013	802,296	220,413	12.76	6.54 (b)	46.91%	2.00%	7.50%	2.3
2014	August 12, 2014	653,130	197,661	11.31	7.98 (c)	52.66%	3.27%	11.00%	3.5
2015	August 11, 2015	1,930,844	601,793	9.35	3.37 (d)	55.57%	5.06%	13.25%	4.5
2016	June 30, 2016	5,742,732	3,121,220	2.62	1.24 (e)	98.20%	6.59%	14.25%	5.4
2017	August 8, 2017	947,767	548,604	8.44	7.91 (f)	80.62%	1.17%	11.25%	6.6
2018	May 24, 2018	718,764	450,695	20.18	12.68 (g)	55.58%	0.60%	6.50%	7.4
2019	December 11, 2019	1,749,223	1,506,606	25.40	12.10 (h)	61.98%	3.17%	9.00%	8.8
2020	July 30, 2020	760,986	655,437	20.57	14.44(i)	71.37%	0.92%	6.24%	9.6
Total	December 31, 2020	14,084,654	7.529.612	11.59
(a)	The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).
(b)	The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).
(c)	The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).
(d)	The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).
(e)	On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).
(f)	The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective vesting periods (2017, 2018 and 2019).
(g)	The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective vesting periods (2018, 2019 and 2020).
(h)	The fair value is calculated by the average value from R$12.90, R$12.32 and R$11.65 for the respective vesting periods (2019, 2020 and 2021).
(i)	The fair value is calculated by the average value from R$15.39, R$14.89, R$14.31 and R$13.64 for the respective vesting periods (2020, 2021, 2022 and 2023).

The price of the Company's share traded on B3 on December 31, 2020 was R$24.94 (R$36.80 on December 31, 2019).

The movement in the stock options outstanding for the fiscal year ended December 31, 2020 is as follows:

	Number of Stock Options	Weighted Average Price of the Period
Outstanding Shares on December 31, 2019	7,660,855	7.11
Options Granted (*)	655,437	20.57
Options Exercised	(452,899)	4.09
Options Canceled and Adjustments in Estimated Prescribed Rights	(333.781)	22,06
Outstanding Shares on December 31, 2020	7.529.612	11,59

Number of Options Exercisable on:
December 31, 2019	5,939,631	8.42
December 31, 2020	5.752.726	10.32

(*) Plan granted on July 30, 2020.

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2020 was R$12,063 (R$40,735 for the fiscal year ended December 31, 2019).

27.2.	Restricted Share Plan – GOL

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Share Year	Approval Date	Total Shares Granted	Total Vested Shares	Average Fair Value on the Grant Date
2016	June 30, 2016	4,007,081	-	2.62
2017	August 8, 2017	1,538,213	-	8.44
2018	May 24, 2018	773,463	513,314	20.18
2020	July 30, 2020	801,311	690,169	20.57
Total	December 31, 2020	7,120,068	1,203,483

79

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The movement in the restricted shares for the fiscal year ended December 31, 2020 is as follows:

Total Restricted Shares
Restricted Shares Outstanding on December 31, 2019	1,533,996
Restricted Shares Granted	801,311
Shares Transferred (*)	(1,182,356)
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	50,532
Restricted Shares Outstanding on December 31, 2020	1,203,483

(*) During the fiscal year ended on December 31, 2020, the Company transferred 1,182,356 shares via equity instruments (treasury shares).

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2020 was R$8,976 (R$5,315 for the fiscal year ended December 31, 2019).

27.3.	Stock Option Plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Option Year	Approval Date	Total Options Granted	Number of Options Outstanding	Exercise Price of the Option (in Reais)	Average Fair Value on the Grant Date	Estimated Volatility of the Option Price	Expected Dividend	Risk-Free Return Rate	Average Remaining Maturity (in years)
2013	August 8, 2013	1,058,043	-	21.7	4.25(a)	36.35%	6.96%	7.40%	3.5
2014	February 4, 2014	1,150,000	-	31.28	4.90(b)	33.25%	10.67%	9.90%	4.0
2018	July 31, 2018	1,300,000	975,000	48.42	8.93(c)	41.28%	9.90%	6.39%	8.6
Total	December 31, 2020	3,508,043	975,000	48.42

(a) Average fair value in Brazilian Reais calculated for the 2013 Stock Options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b) Average fair value In Brazilian Reais calculated for the 2014 Stock Options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

(c) Average fair value In Brazilian Reais calculated for the 2018 Stock Options was R$8.17, R$8.63, R$9.14 and R$9.77 for the respective vesting periods of 2019, 2020, 2021 and 2022.

The share price of the subsidiary Smiles traded at B3 on December 31, 2020 was R$23.45 (R$39.27 on December 31, 2019).

The trend in the stock options outstanding for the fiscal year ended December 31, 2020.

During the fiscal year ended on December 31, 2020, the Company recognized R$2,390 in shareholders’ equity regarding the share-based compensation with a corresponding outflow in the income statement as personnel expenses (R$3,131 for the fiscal year ended on December 31, 2019).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On December 31, 2020, the balance of this obligation totaled R$1,881 (R$6,079 on December 31, 2019) recorded under “Salaries”, referenced to 119,784 equivalent Company’s shares. The same amount was recorded under “Personnel” in the statement of operations (R$120,586 during the period ended on December 31, 2019) related to these bonuses.

80

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	2020	2019	2020	2019

GOL	GLA	Loan	3.42%	915,226	507,408	-	2,121
GAC	GLA	Loan	(*)	1,347,546	1,018,369	8,791	161,229
Gol Finance	GLA	Loan	4.59%	2,634,559	1,914,924	-	-
Total				4,897,331	3,440,701	8,791	163,350

(*) According to the local legislation, the Company applies symbolic interest rates.

Additionally, on December 31, 2020, the Company has a balance of dividends and interest on shareholders’ equity receivable, which will be realized in January 2021, decided by the subsidiary Smiles Fidelidade, in the amount of R$24,120 (R$69,548 on December 31, 2019).

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	2020	2019
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,149,501	1,267,594
Gol Finance	GAC	Loan	03/2025	4.19%	1,157,009	1,061,747
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.88%	305,702	945,721
Gol Finance Inc.	Gol Finance	Loan	07/2020	11.70%	1,805	196,298
Smiles Fidelidade	GLA	Advance ticket purchases	12/2032	3.40%	2,011,291	970,899
Smiles Fidelidade	GLA	Sale of Miles	12/2032	-	9,627	32,271
Smiles Fidelidade	GLA	Management Fees	12/2032	-	308	1,300
Smiles Fidelidade	GLA	Letter of Indemnity Agreement	-	-	530	1,414
GLA	Smiles Fidelidade	Shared Services	12/2032	-	6,363	6,283
GLA	Smiles Fidelidade	Onlending	12/2032	-	15,683	23,540
Smiles Fidelidade	Smiles Viagens	Dividends	-	-	267	267
Smiles Viagens	Smiles Fidelidade	Onlendings	-	-	414	1,867
Smiles Argentina	Smiles Fidelidade	Onlendings	-	-	5,152	3,631
Total					5,266,002	5,115,182

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

28.2.	Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and
81

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

On December 31, 2020, GLA recognized total expenses related to these services of R$5,779 (R$10,560 as of December 31, 2019). On the same date, the balance payable to related companies, under “suppliers”, was of R$3,344 (R$1,822 on December 31, 2019), and refers mainly to transportation services with Viação Piracicabana Ltda.

28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

28.4.	Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the fiscal year ended on December 31, 2020, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$171,290 (R$284,691 on December 31, 2019). On December 31, 2020, the Company has R$72,519 in the “Suppliers” account under current liabilities (R$142,241 on December 31, 2019).

28.5.	Compensation Agreement for the Provision of Guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, for which it holds the guarantee of compliance with the obligations granted by Mobi FIA, which pledged US$20 million of preferred shares issued by GOL Linhas Aéreas Inteligentes S.A., through the execution of the Shares, Assets and Credit Rights Pledge Agreement and in consideration will receive remuneration from the Company, according to the terms agreed in the contract. For additional information, see Note 17.

82

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.6.	Compensation of the Key Management Personnel

	Consolidated
	2020	2019
Salaries, Bonus, and Benefits	35,147	69,609
Payroll Charges	13,454	15,813
Share-Based Compensation	15,509	8,880
Total	64,110	94,302

(*) Includes payment for members of the management, audit committee, and fiscal council.

29.	Revenue

	Consolidated
	2020	2019

Passenger Transportation (*)	5,958,848	13,461,470
Cargo	316,318	411,054
Mileage Revenue	341,197	446,871
Other Revenues	47,053	113,253
Gross Revenue	6,663,416	14,432,648

Related Tax	(291,599)	(567,944)
Net Revenue	6,371,817	13,864,704

(*) Of the total amount, the total of R$252,730 for the fiscal year ended on December 31, 2020, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$583,242 for the year ended December 31, 2019).

Revenue by geographical location is as follows:

	Consolidated
	2020	%	2019	%

Domestic	5,642,471	88.6	11,965,181	86.3
Foreign	729,346	11.4	1,899,523	13.7
Net Revenue	6,371,817	100.0	13,864,704	100.0
83

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs from Services and Operational Expenses

	Parent Company		Consolidated
	2020	2019	2020	2019

Cost from Services
Salaries	-	-	(1,018,411)	(1,671,606)
Fuels and Lubricants	-	-	(2,025,701)	(4,047,344)
Maintenance, Material and Repairs	-	-	(335,868)	(569,229)
Passenger Costs	-	-	(389,998)	(578,744)
Services	-	-	(183,687)	(150,626)
Landing Fees	-	-	(411,065)	(759,774)
Depreciation and Amortization	-	-	(1,067,744)	(1,695,384)
Recovery of Depreciation Costs (c)	-	-	25,962	-
Other Operating Costs	-	-	(246,793)	(334,321)
Total Cost of Services	-	-	(5,653,305)	(9,807,028)

Selling Expenses
Salaries	-	-	(27,039)	(36,820)
Services	-	-	(83,595)	(163,487)
Sales and Marketing	-	-	(324,185)	(670,392)
Other Selling Expenses	-	-	(29,935)	(31,970)
Total Selling Expenses	-	-	(464,754)	(902,669)

Administrative Expenses
Salaries (a)	(11,418)	(4,340)	(558,977)	(652,842)
Services	(25,066)	(32,183)	(455,962)	(393,279)
Depreciation and Amortization	-	-	(37,352)	(32,598)
Other Administrative Expenses	(8,022)	(176,260)	(267,690)	(262,979)
Total Administrative Expenses	(44,506)	(212,783)	(1,319,981)	(1,341,698)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (b)	372,712	7,413	551,942	7,924
Boeing Agreement Expense Recovery	-	-	193,503	-
Recovery of Taxes Paid	-	-	225,385	-
Idleness - Depreciation and Amortization (d)	-	-	(765,456)	-
Idleness - Personnel (d)	-	-	(161,201)	-
Other Operating Expenses	6,421	35,641	71,789	311,429
Total Other Operating Revenues and (Expenses), Net	379,133	43,054	115,962	319,353

Total	334,627	(169,729)	(7,323,222)	(11,732,042)

(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.
(b)	During the fiscal year ended December 31, 2020, the Company recorded a net gain of R$372,312 in the parent company and R$594,587 in the consolidated, related to the sale-leaseback transaction of 11 aircraft (R$7,413 and R$7,924 in the parent company and consolidated, respectively, from the sale-leaseback operations of one aircraft negotiated in the fiscal year ended December 31, 2019).
(c)	Amount related to the reimbursed portion of aircraft depreciation, according to the Agreement signed with Boeing detailed in note 1.3.
(d)	See Note 1.1.5.

84

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial results

	Parent Company		Consolidated
	2020	2019	2020	2019
Financial Revenues
Gain from Derivatives	-	-	59,669	84,862
Gains from Short-Term Investments	5,448	28,102	182,966	225,535
Monetary variation	1,905	2,816	28,043	42,967
(-) Taxes on Financial Revenues (a)	(4,558)	(4,154)	(38,553)	(26,818)
Unrealized Gains - Conversion Right – ESN	374,994	16,148	374,994	16,148
Interest Assets	135,213	106,093	-	7,451
Others	15,363	6,833	129,850	39,418
Total Financial Revenues	528,365	155,838	736,969	389,563

Financial Expenses
Losses with Derivatives	-	-	(428,060)	(86,990)
Derivative Losses - Capped Call	(74,728)	(23,229)	(74,728)	(23,229)
Interest on Loans, Financing and Others	(593,609)	(440,865)	(836,596)	(778,557)
Banking Commissions and Expenses	(60,825)	(25,149)	(119,641)	(73,171)
Losses with Financial Investments	-	-	(65,403)	(111,679)
Interest on Leases	-	-	(818,529)	(488,278)
Others	(52,448)	(61,035)	(203,235)	(186,361)
Total Financial Expenses	(781,610)	(550,278)	(2,546,192)	(1,748,265)

Exchange Rate Change, Net	(733,302)	(87,133)	(3,056,226)	(385,092)

Total	(986,547)	(481,573)	(4,865,449)	(1,743,794)

(a)   Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

85

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.	Information by Segment

The information below presents the summarized financial position of the reportable operating segments on December 31, 2020 and December 31, 2019:

32.1.	Assets and liabilities of the operating segments

	2020
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated
Assets
Current	2,059,655	2,453,838	4,513,493	(1,268,142)	3,245,351
Noncurrent	10,040,986	908,246	10,949,232	(1,380,447)	9,568,785
Total Assets	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

Liabilities
Current	9,975,367	1,502,179	11,477,546	(1,079,330)	10,398,216
Noncurrent	16,532,366	509,577	17,041,943	(858,964)	16,182,979
Shareholders’ Equity (Deficit)	(14,407,092)	1,350,328	(13,056,764)	(710,295)	(13,767,059)
Total Liabilities and Shareholders’ Equity (Deficit)	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

	2019
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Noncurrent	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total Assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Noncurrent	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Shareholders’ Equity (Deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total Liabilities and Shareholders’ Equity (Deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

86

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.2.	Income (Expenses) of the Operating Segments

	2020
	Transportation Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated

Net Revenue
Passenger Transportation	5,555,546	-	5,555,546	227,777	5,783,323
Cargo and Others	340,237	-	340,237	(36,730)	303,507
Revenue with Miles Redeemed	-	572,916	572,916	(287,929)	284,987
Total Net Revenue (a)	5,895,783	572,916	6,468,699	(96,882)	6,371,817

Cost of Services (b)	(5,562,986)	(99,078)	(5,662,064)	8,759	(5,653,305)
Gross Profit	332,797	473,838	806,635	(88,123)	718,512

Operating Revenues (Expenses)
Selling Expenses	(454,647)	(108,612)	(563,259)	97,361	(465,898)
Administrative Expenses (c)	(850,079)	(159,716)	(1,009,795)	(310,187)	(1,319,981)
Other Operating (Expenses) Revenues, Net (d)	(184,626)	4,743	(179,883)	295,846	115,962
Total Operating Expenses	(1,489,352)	(263,585)	(1,752,937)	83,020	(1,669,917)

Equity Income (Expenses)	99,278	-	99,278	(99,717)	(439)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes	(1,056,277)	210,253	(847,024)	(104,820)	(951,844)

Financial Income (Expenses)
Financial Revenues	719,560	89,503	809,063	(72,094)	736,969
Financial Expenses	(2,604,999)	(13,295)	(2,618,294)	72,102	(2,546,192)
Financial Revenues (Expenses), Net	(1,885,439)	76,208	(1,809,231)	8	(1,809,223)

Financial Income (Expenses) before Exchange Rate Change, Net	(2,942,716)	286,461	(2,656,255)	(104,812)	(2,761,067)

Exchange Rate Change, Net	(3,058,275)	2,049	(3,056,226)		(3,056,226)

Income (Loss) before Income Tax and Social Contribution	(6,000,991)	288,510	(5,712,481)	(104,812)	(5,817,293)

Income Tax and Social Contribution	12,863	(92,553)	(79,690)	1,732	(77,958)
Net Income (Loss) for the Period	(5,988,128)	195,957	(5,792,171)	(103,080)	(5,895,251)

Income (Expenses) Attributed to the Parent Company	(5,988,128)	103,080	(5,885,048)	(105,892)	(5,988,128)
Income (Expenses) Attributed to Non-Controlling Shareholders	-	92,877	92,877	-	92,877

87

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2019
	Transportation transportation	Frequent-Flyer Program Smiles	Combined Operating Segments	Eliminations	Total Consolidated
Net Revenue
Passenger Transportation	12,592,018	-	12,592,018	485,725	13,077,743
Cargo and Others	463,651	-	463,651	(38,563)	425,088
Revenue with Miles Redeemed	-	1,051,124	1,051,124	(689,251)	361,873
Total net revenue (a)	13,055,669	1,051,124	14,106,793	(242,089)	13,864,704

Cost of Services (b)	(9,759,821)	(73,466)	(9,833,287)	26,259	(9,807,028)
Gross Profit	3,295,848	977,658	4,273,506	(215,830)	4,057,676

Operating Expenses
Selling Expenses	(971,204)	(127,943)	(1,099,147)	196,478	(902,669)
Administrative Expenses (c)	(1,216,166)	(131,407)	(1,347,573)	5,875	(1,341,698)
Other Operating (Expenses) Revenues, Net	312,746	47,535	360,281	(40,928)	319,353
Total Operating Expenses	(1,874,624)	(211,815)	(2,086,439)	161,425	(1,925,014)

Equity Income (Expenses)	294,976	-	294,976	(294,899)	77

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes	1,716,200	765,843	2,482,043	(349,304)	2,132,739
Financial Income (Expenses)
Financial Revenues	338,268	125,455	463,723	(74,160)	389,563
Financial Expenses	(2,116,438)	(4,273)	(2,120,711)	74,160	(2,046,551)
Financial Revenues (Expenses), Net	(1,778,170)	121,182	(1,656,988)	-	(1,656,988)

Financial Income (Expenses) before Exchange Rate Change, Net	(61,970)	887,025	825,055	(349,304)	475,751

Exchange Rate Change, Net	(92,168)	4,669	(87,499)	693	(86,806)

Income (Loss) before Income Tax and Social Contribution	(154,138)	891,694	737,556	(348,611)	388,945

Income Tax and Social Contribution	36,865	(264,969)	(228,104)	18,497	(209,607)
Net Income (Loss) for the Period	(117,273)	626,725	509,452	(330,114)	179,338

Income (Expenses) Attributed to the Parent Company	(117,273)	330,114	212,841	(330,114)	(117,273)
Income (Expenses) Attributed to Non-Controlling Shareholders	-	296,611	296,611	-	296,611

(a)	Eliminations are related to transactions between GLA and Smiles Fidelidade.
(b)	Includes depreciation and amortization expenses in the amount of R$1,088,695 in the fiscal year ended December 31, 2020 allocated to the following segments: R$1,063,795 for flight transportation and R$24,900 for the Smiles loyalty program (R$911,581 and R$23,322 in the fiscal year ended December 31, 2019, respectively).
(c)	Includes depreciation and amortization expenses in the amount of R$39,352 in the fiscal year ended December 31, 2020 allocated to the following segments: R$35,675 for flight transportation and R$3,677 for the Smiles loyalty program (R$784,534 and R$3,547 in the fiscal year ended December 31, 2019, respectively).
(d)	Includes depreciation and amortization charges (idle) totaling R$765,456 for the fiscal year ended December 31, 2020, allocated entirely in the air transportation segment.

In the stand alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

88

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.	Commitments

On December 31, 2020, the Company had 95 firm orders (129 on December 31, 2019) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current fiscal year considers an estimate of contractual discounts, and corresponds to around R$23,269,198 (R$29,600,947 on December 31, 2019) corresponding to US$4,447,687 on December 31, 2020 (US$7,343,873 on December 31, 2019) and are segregated as follows:

	Consolidated
	2020	2019
2021	-	3,201,198
2022	-	3,690,205
2023	3,353,702	4,103,490
2024 onwards	19,915,496	18,606,054
Total	23,269,198	29,600,947

Of the total commitments presented above, the Company should disburse the amount of R$8,315,768 (corresponding to US$1,600,202 on December 31, 2020) as advances for aircraft acquisition, according to the financial flow below:

	Consolidated
	2020	2019
2020	-	1,169,967
2021	184,951	1,152,456
2022	1,287,077	1,300,668
2023	2,657,000	1,366,345
2024 onwards	4,186,740	4,255,621
Total	8,315,768	9,245,057

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On December 31, 2020, the total fleet consisted of 127 aircraft, among which all were commercial leases with no purchase option.

34.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits, and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

89

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company does not hedge the entire risk exposure; therefore, the Company is subject to market variations for a significant part of its assets and liabilities exposed to the above risks. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least monthly, in line with CPR’s strategies. The income (expenses) obtained from the operations and the application of controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

The airline industry remains exposed to the risks related to the pandemic’s evolution and new strains of the virus and to possible new restrictions imposed by government authorities to stop the disease, so that the Company's financial results may suffer impacts. Although the pandemic, mainly the prolongation of the pandemic and its uncertainties, is expected to have consequences for the financial income (expenses) of airlines in general, the risks related to the Company must be measured in light of its financial position.

90

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company’s consolidated financial instruments on December 31, 2020, and 2019 are as follows:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Amortized Cost		Measured at Fair Value through Income (Expenses)		Amortized Cost
	2020	2019	2020	2019	2020	2019	2020	2019
Assets
Cash and Bank Deposits	374,271	488	-	-	428,812	418,447	-	-
Cash Equivalents	49,666	1,016,258	-	-	234,018	1,226,978	-	-
Financial Investments	236	673	-	-	629,335	953,762	-	-
Restricted Cash	4,201	6,399	-	-	544,607	444,306	-	-
Trade Receivables	-	-	-	-	-	-	739,699	1,229,530
Rights from Derivative Transactions	87,663	143,969	-	-	128,809	147,469	-	-
Deposits (a)	-	-	68,423	51,055	-	-	1,390,890	1,126,609
Dividends and Interest on Shareholders’ Equity to Receive	-	-	24,120	69,548	-	-	-	-
Credits with Related Companies	-	-	4,897,331	3,440,701	-	-	-	-
Other Credits	-	-	9,640	10,039	-	-	179,160	140,006

Liabilities
Loans and Financing (b)	346,030	626,557	7,283,683	5,968,583	346,030	626,557	9,630,936	7,783,284
Leases to Pay	-	-	-	-	-	-	7,584,192	6,052,780
Suppliers	-	-	72,702	19,116	-	-	1,645,194	1,296,417
Suppliers - Forfaiting	-	-	-	-	-	-	-	554,467
Landing Fees	-	-	-	-	-	-	907,958	728,339
Obligations with Derivative Transactions	-	-	-	-	5,297	20,350	-	-
Obligations to Related Parties	-	-	8,791	163,350	-	-	-	-
Other Liabilities	-	-	316,030	23,501	-	-	618,754	164,709

(a)	Excludes judicial deposits, as described in Note 13.
(b)	The amounts on December 31, 2020 and 2019, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

91

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the fiscal year ended December 31, 2020, there was no change in the classification between categories of the financial instruments.

34.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN	Revenue Hedge	Total
Fair Value Changes
Rights (Obligations) with Derivatives on December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Gains (Losses) Recognized in Income (Expenses)	-	-	18,210	(74,728)	374,994	-	318,476
Gains (Losses) Recognized as Exchange Rate Change	-	-	-	18,422	(94,467)	-	(76,045)
Gains (Losses) Recognized in Equity Valuation Adjustments	(744,973)		-	-	-	-	(744,973)
Settlements (Payments Received) During the Period	799,489	-	(20,027)	-	-	-	779,462
Rights (Obligations) with Derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Rights from Derivative Transactions	39,463	-	1,683	87,663	-	-	128,809
Loans and Financing	-	-	-	-	(346,030)	-	(346,030)
Obligations with Derivative Transactions	(5,297)	-	-	-	-	-	(5,297)

Changes in the adjustment of equity valuation
Balance on December 31, 2019	(53,242)	(311,365)	-	-	-	(165,436)	(530,043)
Fair Value Adjustments during the Period	(744,973)	-	-	-	-	-	(744,973)
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	(993,532)	(993,532)
Net Reversal to Income (Expenses)	318,140	8,158	-	-	-	25,543	351,841
Derecognition of Hedge Object	315,286		-	-	-	290,345	605,631
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)

Effects on Income (Expenses)	(633,426)	(8,158)	18,210	(56,306)	280,527	677,644	278,491

Hedge nature	Classification	2020
USD Revenue	Net Revenue	(16,086)
USD Revenue	Exchange Rate Change	693,730
Fuel	Cost from Services	(249,328)
Fuel	Financial Income (Expenses)	(384,098)
Interest - Lease	Financial Income (Expenses)	(8,158)
Conversion Right - ESN	Financial Income (Expenses)	374,994
Conversion Right - ESN	Exchange Rate Change	(94,467)
Capped Call – ESN	Financial Income (Expenses)	(74,728)
Capped Call – ESN	Exchange Rate Change	18,422
Exchange Rate	Exchange Rate Change	18,210
Total Effects on Income (Expenses)		278,491

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On December 31, 2020, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in US Dollar.

As a result from the reduction in the volume of flight and interruption of international operations, the Company discontinued hedge relations of part of the fuel hedge operations designated as cash flow hedges, and hedge accounting transactions used to hedge future revenues in foreign currency (hedged object), as presented in note 1.1.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025 onwards
Fuel	154,973	9,816	-	-	-
Interest Rate	15,878	21,707	26,575	26,412	212,635
Revenue Hedge	118,571	248,225	301,922	174,362	-
Total	289,422	279,748	328,497	200,774	212,635

34.3.	Market Risks

Market risk is represented by the risk of fluctuations in the fair value of a financial instrument’s future cash flows due to variations in the market prices. The main market prices with an impact on the Company are: fuel price, exchange rate and interest rate.

92

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The sensitivity analysis of financial instruments was prepared with the purpose to estimate the impact on profit (loss) before taxes and shareholders’ equity on: open derivatives position, currency exposure and interest rates on December 31, 2020 for the market risks considered relevant by the Company's management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on profit (loss) before taxes and shareholders’ equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (possible adverse scenario);
•	25% deterioration (remote adverse scenario);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

34.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability, and margin deposit. The main instruments are futures, calls, calls spreads, collars and swaps.

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of foreign fuel behaves as expected; and (ii) adequately define the hedged index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on risk management strategies, such as changes in the pricing of aviation fuel by suppliers and the mismatch of the term of the hedging instrument and the hedged object.

The Company has protected, through hedge agreements, 65% of its fuel consumption for the fiscal year 2021 and 23% for the fiscal year 2022.

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in US dollars, based on the barrel price on December 31, 2020 at US$48.52:

	Fuel
	Barrel Price (in USD)	Impact (In thousand of Reais)
Decline in Prices/Barrel (-25%)	35.81	(95,280)
Decline in Prices/Barrel (-10%)	43.67	(27,835)
Increase in Prices/Barrel (+10%)	53.49	110,033
Increase in Prices/Barrel (+25%)	59.68	283,818

93

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.3.2.	Interest Rate

The Company’s strategy for interest risk management combines fixed and floating interest rates and establishes if it will be necessary to expand or reduce the interest rate exposures. The Company manages its exposure by calculating the Basis Point Value (“BPV”) of each agreement and uses volumes that correspond to the amount of BPVs necessary to achieve the goals proposed in the Risk Management to contract derivatives.

Through statistical models, the Company proves the economic relationship between the hedging instrument and the hedged object, considering potential factors of ineffectiveness, such as the mismatch of the term of the hedging instrument and the hedged object.

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On December 31, 2020, the Company and its subsidiaries have open Libor interest derivative agreements

On December 31, 2020, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2020 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-Term Investments Net of Financial Debt (a)
Risk	CDI Rate Drop	Libor Rate Increase
Reference Rates	1.90%	0.08%
Exposure Amount (Probable Scenario) (b)	(565,397)	3,201,557
Remote Favorable Scenario (-25%)	1,179	(622)
Possible Favorable Scenario (-10%)	426	(249)
Possible Adverse Scenario (+10%)	(426)	249
Remote Adverse Scenario (+25%)	(1,179)	622
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of December 31, 2020.
94

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. In the fiscal year ended December 31, 2020, the Company recognized a total gain with foreign exchange hedge transactions in the amount of R$18,210 (R$1,207 in the fiscal year ended December 31, 2019).

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2020	2019	2020	2019
Assets
Cash, Short-Term Investments and Restricted Cash	374,979	647,671	491,258	1,035,802
Trade Receivables	-	-	120,167	202,363
Taxes to Recover	-	-	-	5,312
Deposits	68,423	51,056	1,390,890	1,126,609
Rights from Derivative Transactions	87,663	143,969	128,809	147,469
Total Assets	531,065	842,696	2,131,124	2,517,555

Liabilities
Debt	(7,629,713)	(6,595,140)	(9,132,988)	(7,831,116)
Leases to Pay	-	-	(7,536,677)	(6,007,973)
Suppliers	(24,357)	(3,164)	(481,001)	(462,636)
Provision for Aircraft and Engine Return	-	-	(1,030,915)	(869,078)
Obligations with Derivative Transactions	-	-	(5,297)	(20,350)
Total Liabilities	(7,654,070)	(6,598,304)	(18,186,878)	(15,191,153)

Exchange Rate Exposure Liabilities	(7,123,005)	(5,755,608)	(16,055,754)	(12,673,598)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(23,269,198)	(65,779,883)	(23,269,198)	(65,779,883)
Total	(23,269,198)	(65,779,883)	(23,269,198)	(65,779,883)

Total Exchange Rate Exposure R$	(30,392,203)	(71,535,491)	(39,324,952)	(78,453,481)
Total Exchange Rate Exposure - US$	(5,848,366)	(17,747,659)	(7,567,293)	(19,463,984)
Exchange Rate (R$/US$)	5.1967	4.0307	5.1967	4.0307

The Company is mainly exposed to the exchange rate change of the U.S. dollar.

As of December 31, 2020, the Company adopted the closing exchange rate of R$5.1967/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of December 31, 2020:

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.1967	7,123,005	16,055,754
Dollar Depreciation (-25%)	3.8975	1,780,751	4.013.939
Dollar Depreciation (-10%)	4.6770	712,301	1.605.575
Dollar Appreciation (+10%)	5.7164	(712,301)	(1.605.575)
Dollar Appreciation (+25%)	6.4959	(1,780,751)	(4.013.939)

95

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense for capped call operations in the amount of R$56,306, comprising R$74,728 of changes in fair value, net of R$18,422 of exchange rate change, for the fiscal year ended on December 31, 2020 (R$23,229 of changes in fair value on December 31, 2019).

34.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

96

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2020, and 2019 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Debt	638,965	-	6,201,580	789,168	7,629,713
Suppliers	72,702	-	-	-	72,702
Obligations to Related Parties	8,791	-	-	-	8,791
Other Liabilities	-	-	316,030	-	316,030
On December 31, 2020	720,458	-	6,517,610	789,168	8,027,236

Debt	200,598	1,413,645	6,587,415	1,923,019	10,124,677
Suppliers	19,116	-	-	-	19,116
Obligations to Related Parties	163,350	-	-	-	163,350
Other Liabilities	-	-	23,501	-	23,501
On December 31, 2019	383,064	1,413,645	6,610,916	1,923,019	10,330,644

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Debt	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases to Pay	647,850	669,159	4,763,614	1,503,567	7,584,190
Suppliers	1,612,536	-	32,658	-	1,645,194
Landing Fees	907,958	-	-	-	907,958
Obligations with Derivative Transactions	5,297	-	-	-	5,297
Other Liabilities	287,275	-	331,479	-	618,754
On December 31, 2020	5,581,378	901,975	11,931,918	2,323,090	20,738,361

Debt	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases to Pay	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - Forfaiting	554,467	-	-	-	554,467
Landing Fees	728,339	-	-	-	728,339
Obligations with Derivative Transactions	9,080	-	11,270	-	20,350
Other Liabilities	128,744	-	35,965	-	164,709
On December 31, 2019	5,076,738	2,743,206	13,438,908	2,857,852	24,116,704

34.6.	Measurement of the Fair Value of Financial Instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•	Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;
•	Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability, but are not based on observable market data (unobservable data).

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2020, and 2019:

97

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Parent Company
		2020		2019
	Fair Value Level	Book value	Fair value	Book value	Fair value
Cash and Cash Equivalents	Level 1	652	652	-	-
Cash and Cash Equivalents	Level 2	49,014	49,014	-	-
Financial Investments	Level 1	-	-	673	673
Financial Investments	Level 2	236	236	-	-
Restricted Cash	Level 2	4,201	4,201	6,399	6,399
Rights from Derivative Transactions	Level 2	87,663	87,663	-	-
Debt	Level 1	(346,030)	(346,030)	(626,557)	(626,557)

	Consolidated
		2020		2019
	Fair Value Level	Book value	Fair value	Book value	Fair value
Cash and Cash Equivalents	Level 1	59,936	59,936	5,505	5,505
Cash and Cash Equivalents	Level 2	170,359	170,359	-	-
Financial Investments	Level 1	22,465	22,465	953,762	953,762
Financial Investments	Level 2	606,870	606,870	-	-
Restricted Cash	Level 2	544,607	544,607	444,306	444,306
Rights from Derivative Transactions	Level 2	128,809	128,809	147,469	147,469
Debt	Level 1	(346,030)	(346,030)	(626,557)	(626,557)
Obligations with Derivative Transactions	Level 2	(5,297)	(5,297)	(20,350)	(20,350)

The fair value of financial instruments measured at amortized cost has not been disclosed since the fair value is close to its book value based on the conditions established, mainly due to the short term of the maturity of these assets and liabilities. The fair values for debt, which differ from accounting balances, in turn, are disclosed in note 17.

34.7.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	2020	2019

Total Loans and Financing	(9,976,966)	(8,409,841)
Total Leases Payable	(7,584,192)	(6,052,780)
(-) Cash and Cash Equivalents	654,444	1,645,425
(-) Short-Term Investments	629,335	953,762
Net Debt	(16,277,379)	(11,863,434)

35.	Non-Cash Transactions

	Parent Company
	2020	2019
Initial Adoption - IFRS 16 (Investments / Accumulated Losses)	-	2,436,077
Interest on Shareholders’ Equity for Distribution, Net of Taxes (Investments/ISE)	24,120	-
Share-Based Payment (Investments/Share-Based Payment)	(22,298)	(38,359)
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustment)	(781,033)	30,021
Effects of changes in corporate interest (investments/capital reserves)	352	649
Actuarial Losses from Post-Employment Benefits	14,376	87,541
Dividends (Investments / Dividends)	-	228,359

98

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	2020	2019
Initial Adoption - IFRS 16	-	2,436,333
Share-Based Payment (Capital/Share-Based Payment)	(23,430)	(31,222)
Effects of Changes in Equity Interest (Capital Reserves / Minority Interest)	(352)	(649)
Interest on shareholders’ equity for distribution, net of taxes	23,139	-
Actuarial Losses from Post-Employment Benefits	13,921	87,541
Dividends	-	238,359
Leaseback (Fixed Assets)	(248,729)	-
Leaseback (Leases)	289,102	-
Forfaiting (Forfaiting/Loans)	(411,457)	-
Acquisition of Property, Plant & Equipment Through Financing (Property, Plant & Equipment / Loans And Financing)	25,974	164,234
Guarantee Deposits (Deposits / Leases Payable)	(77,009)	(6.974)
Maintenance Reserve (Deposits / Property, Plant & Equipment)	(39,729)	-
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	165,146	957,027
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	221,248	-
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	-	30,021

99

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended December 31, 2020 and 2019 are as follows:

36.1.	Parent Company
	2020
				Adjustment to Profit
	Opening Balance	Net Cash Flows from (Used in) Financing Activities	Net Cash Flows from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Debt	6,595,140	(522,783)	(515,278)	1,838,911	608,717	(374,994)	7,629,713

				2019
				Non-Cash Transactions	Adjustment to Profit
	Opening Balance	Net Cash Flows from (Used in) Financing Activities	Net Cash Flows from Operating Activities	Capital Increase	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Debt	4,659,102	1,587,691	(330,824)	-	269,593	450,295	(40,717)	6,595,140

36.2.	Consolidated

				2020
				Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash Flows from (Used in) Financing Activities	Net Cash Flows from Operating Activities	Property, plant and equipment acquisition through financing	Forfaiting	Variation in Variable and Short-Term Liabilities	Deposit in Guarantee	Write-Off	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Contractual Amendment	Unrealized Income (Expenses) on Derivatives	Closing Balance
Debt	8,409,841	(814,710)	(615,027)	25,974	411,457	-	-	-	2,207,107	727,318	-	(374,994)	9,976,966
Leases to Pay	6,052,780	(1,058,692)	(4,530)	454,248	-	18,731	(47,215)	(704,164)	1,833,257	818,529	221,248	-	7,584,192

100

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2019
						Dividends and Interest on Shareholders’ Equity paid through Subsidiary Smiles	Non-Cash Transactions		Adjustment to Profit
	Opening Balance	Net Cash Flows from (Used in) Financing Activities	Net Cash Flows from Operating Activities	Gains on Change in Equity Interest	Capital Increase		Initial Adoption Adjustment – CPC 06 (R2)	Provision Property, Plant & Equipment	Profit for the Period	Provision for Interest and Cost Amortization	Exchange Rate Change, Net	Unrealized Income (Expenses) on Derivatives	Others	Closing Balance
Debt	6,443,807	1,401,125	(444,006)	-	-	-	-	164,234	-	571,681	313,717	(40,717)	-	8,409,841
Leases to Pay	912,145	(1,617,677)	(26,788)	-	-	-	5,370,868	-	-	502,544	245,094	-	666,594	6,052,780
Derivatives	409,662	-	-	-	-	-	-	-	-	-	-	-	(389,312)	20,350
Other Liabilities	147,239	-	-	-	-	-	-	-	-	-	-	-	17,470	164,709

101

Notes to the Financial Statements Fiscal Year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer